Exhibit 1

Table of contents

CORPORATE STRUCTURE	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
Developments - Projects and Mines	9
Developments - Financial	11
DESCRIPTION OF THE BUSINESS	12
Specialized Skills and Knowledge	12
Principal Products	12
Competitive Conditions	12
Operations	13
Technical Information	15
Summary of Mineral Reserve and Mineral Resource Estimates	15
MINERAL PROPERTIES	21
New Afton Mine, Canada	21
Mesquite Mine, United States	27
Peak Mines, Australia	31
Cerro San Pedro Mine, Mexico	36
Rainy River Project, Canada	37
Blackwater Project, Canada	44
RISK FACTORS	49
NOTES	67
DIVIDENDS	68
DESCRIPTION OF CAPITAL STRUCTURE	68
MARKET FOR SECURITIES	70
DIRECTORS AND OFFICERS	71
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	78
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	79
TRANSFER AGENT AND REGISTRAR	79
MATERIAL CONTRACTS	79
TECHNICAL REPORTS	80
QUALIFIED PERSON	81
SCHEDULE A – AUDIT COMMITTEE CHARTER	A-1
SCHEDULE B – DEFINITIONS	B-1
SCHEDULE C – ABBREVIATIONS AND MEASUREMENT CONVERSION	C-1
SCHEDULE D – EXCHANGE RATE AND METAL PRICE INFORMATION	D-1

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Annual information form
for the financial year ended december 31, 2015

All information in this annual information form (“Annual Information Form”) is as at December 31, 2015 unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this Annual Information Form, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this Annual Information Form, other than statements of historical fact, that address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this Annual Information Form include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties”, and include, among others, statements with respect to: guidance for production; total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; expected reductions in the carrying value of New Gold’s assets; mine life; mineral reserve and mineral resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of the Rainy River project; planned activities for 2016 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; the results of the New Afton C-zone Feasibility Study, including operating parameters and expected mine life, production, costs, and project economics; plans to advance the C-zone project, including permitting capital expenditures; expected production for the Blackwater project; targeting timing for commissioning and full production (and other activities) related to Rainy River; the timing and amount of estimate future production from the El Morro property; the completion of a Pre-Feasibility Study for the El Morro – Relincho joint venture (“Project Corridor”); and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this Annual Information Form are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this Annual Information Form, New Gold’s annual and quarterly management’s discussion and analysis (“MD&A”) and New Gold’s Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this Annual Information Form are subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and United States dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with expectations; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River project and the

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Blackwater project being realized; (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, commodity prices and exchange rates being consistent with those estimated for the purposes of 2016 guidance; (11) in the case of production, cost and expenditure outlooks at the Rainy River Project and Blackwater Project, commodity prices and exchange rates being consistent with those estimated for the purposes of guidance; and (12) conditions to the payment of the remaining $75 million from Royal Gold being satisfied in mid-2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, Blackwater and the C-zone; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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A significant portion of the historical financial information in this Annual Information Form is derived from New Gold’s audited consolidated financial statements for the year ended December 31, 2015 (a copy of which is available under the Company’s profile on SEDAR at www.sedar.com). Readers should refer to such financial statements for additional information.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Annual Information Form are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this Annual Information Form concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Non-GAAP Measures

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under International Financial Reporting Standards (“IFRS”). New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

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Total cash costs are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, we have also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all information about total cash costs in this Annual Information Form is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements and filed at www.sedar.com.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

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All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements and filed at www.sedar.com.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. In New Gold’s MD&A for the three months and year ended December 31, 2015 (a copy of which is available under the Company’s profile on SEDAR at www.sedar.com), the table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Currency Presentation and Exchange Rate Information

All dollar amounts referenced in this Annual Information Form are in United States dollars unless otherwise indicated. Canadian dollars are referred to as “Canadian dollars” or “C$” and Australian dollars are referred to as “Australian dollars” or “A$”. See Schedule D of this Annual Information Form for applicable exchange rate information.

Technical Information

The scientific and technical information in this Annual Information Form has been reviewed and approved by Mark A. Petersen, Vice President, Exploration at New Gold. Mr. Petersen is a SME Registered Member, an AIPG Certified

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Professional Geologist, a “Qualified Person” under NI 43-101 and an officer of New Gold. Mr. Petersen is not independent of New Gold for purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this Annual Information Form may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold’s current NI 43-101 Technical Reports, which are available at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties.

Additional Information

Additional information about the Company, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, may be found in the Management Information Circular of the Company for its most recent annual meeting of shareholders and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and MD&A for the three months and year ended December 31, 2015. These documents and other information about the Company are available under the Company’s profile on SEDAR at www.sedar.com.

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CORPORATE STRUCTURE

The Company was incorporated on January 31, 1980 as DRC Resources Corporation under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia) (“Act”). On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and adopt new articles. On June 1, 2005 the Company changed its name to New Gold Inc. Effective January 1, 2012, New Gold amalgamated with its wholly owned subsidiaries Silver Quest Resources Ltd. (“Silver Quest”), Geo Minerals Ltd. (“Geo”) and Richfield Ventures Corp. (“Richfield”). The amalgamated company continued as New Gold Inc. Effective October 1, 2014, New Gold amalgamated with its wholly owned subsidiaries Rainy River Resources Ltd. and 0608457 B.C. Ltd, with the amalgamated company continuing as New Gold Inc. On January 1, 2016, New Gold amalgamated with its wholly owned subsidiaries Peak Gold Ltd. and New Gold Bayfield Corp. The amalgamated company continued as New Gold Inc.

The head and registered office of the Company is Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia V7X 1M9, Canada. The Company also has an office at Suite 3120, 200 Bay Street, Toronto, Ontario, M5J 2J4, Canada.

The following chart illustrates the Company’s principal subsidiaries together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mines and development projects.

In this Annual Information Form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and its subsidiaries.

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GENERAL DEVELOPMENT OF THE BUSINESS

New Gold is an intermediate gold mining company engaged in the acquisition, exploration, development and operation of mineral properties. New Gold currently has the following mines and development projects which are described in greater detail in the “Mineral Properties” section of this Annual Information Form:

•	100% interest in the New Afton gold-copper mine British Columbia, Canada (“New Afton Mine”)

•	100% interest in the Mesquite gold mine in California, United States (“Mesquite Mine”)

•	100% interest in the Peak gold-copper mines in New South Wales, Australia (“Peak Mines”)

•	100% interest in the Cerro San Pedro gold-silver mine in San Luis Potosí, Mexico (“Cerro San Pedro Mine”)

•	100% interest in the Rainy River gold project in Ontario, Canada (“Rainy River Project”)

•	100% interest in the Blackwater gold-silver project in British Columbia, Canada (“Blackwater Project”)

New Gold has been engaged in the acquisition, exploration and development of natural resource properties since 1980. The Company’s current structure arose through two accretive business combinations in mid-2008 and mid-2009. As part of its business strategy, New Gold is focused on:

•	Growing the long-term value of the Company’s portfolio of assets;

•	Minimizing geopolitical risk by focusing on assets in countries with established mining histories;

•	Delivering on operational targets (safety, cost, production, environment and social responsibility);

•	Executing on internal growth opportunities through project development; and

•	Pursuing disciplined, value-enhancing merger and acquisition opportunities.

Developments - Projects and Mines

New Afton Mine

In February 2014, New Gold announced its intention to expand the existing mill facility at the New Afton Mine following an evaluation of the economic benefits of increasing mill throughput levels. The mill expansion project was successfully completed in the second quarter of 2015 and has resulted in increased mill throughput and gold and copper recoveries.

In February 2015, New Gold announced the results of a scoping study to evaluate the potential for the New Afton C-zone to extend the mine’s life. The C-zone is the down plunge extension of the B-zone block cave that is currently being mined at New Afton. In January 2016, the Company completed a Feasibility Study, which indicated positive economics for mining the C-zone. Based on current Mineral Reserves, the C-zone is expected to have a mine life of five years, with average annual production of 108,000 ounces of gold and 81 million pounds of copper. Subject to prevailing market conditions and receipt of the requisite permits, development of the C-zone would begin after the start of production at the Rainy River Project.

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Peak Mines

In November 2015, New Gold provided an update on exploration activities at the Peak Mines, which included the discovery of two new zones of polymetallic mineralization, Chronos and Anjea, located immediately adjacent to current and past-producing ore deposits within Peak Mines’ nine-kilometre mine corridor. Exploration work to further delineate the new zones and to evaluate mining and processing options is ongoing.

Cerro San Pedro Mine

On August 23, 2013, approximately 800,000 tonnes of material moved on the northeast pit wall of the Cerro San Pedro Mine in Mexico. The movement resulted in lower ore tonnes being placed on the leach pad during the second half of 2013. Most of the ore impacted by the pit wall movement was mined in 2014, with the remaining portion mined in 2015. The current mine plan for the Cerro San Pedro Mine anticipates completion of active mining in the first four months of 2016, followed by several years of residual leaching, subject to future recovery performance and gold and silver prices.

In late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro were subject to numerous inappropriate conditions. The application of the conditions was suspended by the State Contentious and Administrative Tribunal, and in August 2014 the Tribunal issued a ruling with the effect that the inappropriate conditions were annulled. Minera San Xavier, S.A. de C.V. (“MSX”), the Company’s wholly owned subsidiary, subsequently applied for its operations license for 2015 and was advised by the Municipality that the license would also be subject to conditions considered inappropriate by MSX. On February 3, 2015 the State Contentious and Administrative Tribunal granted MSX an injunction against the Municipality, ensuring the continued operation of the mine pending the Tribunal’s ruling on the conditions considered inappropriate by MSX. Prior to the Tribunal making its ruling, the Municipality and MSX reached a settlement which resulted in the removal of the inappropriate conditions and the granting of MSX’s annual operations license in May 2015. While the issues relating to the 2015 annual operations license have been resolved and the 2016 annual operations license has been issued, it is possible that authorizations required in the future may also be subject to challenges or issues. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

Rainy River Project

In 2013, New Gold successfully completed its negotiated take-over of Rainy River Resources Ltd. (“RRRL”) and subsequent compulsory acquisition, and as a result became the owner of the Rainy River Project, an advanced-stage gold project located approximately 50 kilometres northwest of Fort Frances in Northwestern Ontario. Effective January 1, 2015, New Gold completed the acquisition of Bayfield Ventures Corp. (“Bayfield”), further consolidating the Company’s mineral holdings in the Rainy River district.

On January 16, 2014, New Gold announced the results of a Feasibility Study for the Rainy River Project, which outlined a 21,000 tonne per day processing rate from a combination of open pit, underground and stockpiled ore. The study outlined that the project has the potential to produce over 325,000 ounces of gold annually for the first nine years at below industry average cash costs over the anticipated initial mine life of 14 years.

On January 30, 2015, New Gold announced receipt of Environmental Assessment (“EA”) approvals at both the Federal and Provincial levels for the Rainy River Project. Receipt of the EA approvals enabled the Company to apply for other permits and to commence preliminary development work at the project. As at December 31, 2015, overall construction progress at Rainy River was 21% complete, with work to relocate Highway 600 complete, plant site earthworks over 85% complete, concrete placement over 40% complete and bids having been received for all major construction and

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installation contracts. Development activities continue to advance with first production remaining on target for mid-2017.

On July 20, 2015, New Gold announced it had entered into a $175 million streaming agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the agreement, Royal Gold will provide New Gold with a deposit of $175 million, to be used for the ongoing development of the Rainy River Project, in return for a percentage of the future annual gold and silver production from the Rainy River Project. Royal Gold paid $100 million of the deposit on signing of the agreement, with the remaining $75 million to be paid when 60% of the project development capital has been spent (and other customary conditions precedent have been satisfied).

Blackwater Project

The January 2014 Feasibility Study for the Blackwater Project confirmed the parameters of a conventional truck and shovel open pit mine with a 60,000 tonne per day processing plant and average annual gold production of 485,000 ounces during the first nine years of the mine’s anticipated 17-year life. However, due to lower commodity prices and the need for New Gold to ensure that it has maximum flexibility with respect to its future development decisions, the Company announced that it would sequence the development of its projects, with New Gold’s near-term focus being on the advancement of the Rainy River Project. The Company will continue to move the Blackwater Project through its permitting phase during 2016.

El Morro Project

In November 2015, New Gold announced the sale of its 30% interest in the El Morro Project to Goldcorp Inc. (“Goldcorp”). In exchange for the Company’s 30% interest, New Gold received $62.4 million in net cash ($90 million net of applicable withholding taxes and transaction costs) and the Company’s $94.5 million carried funding loan payable was cancelled. In addition, New Gold will receive a 4% stream on gold production from the El Morro property. New Gold will pay $400 per ounce for the first 217,000 ounces of gold delivered as part of the stream, and will pay $400 per ounce plus a 1% annual inflation adjustment for subsequent ounces of gold delivered as part of the stream. The El Morro project, together with the Relincho project in Chile, is now held by a 50/50 joint venture between Goldcorp and Teck Resources Limited.

Developments - Financial

In May 2013, New Gold paid $65.7 million to unwind the legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite Mine. By terminating the hedges, the Company removed its obligation to deliver 5,500 ounces of gold monthly at a fixed price of $801 per ounce from May 2013 through the end of 2014, allowing 110,000 ounces of future production to be sold at the prevailing spot gold price. The transaction was executed at an average spot price of $1,396 per ounce.

In August 2014, New Gold entered into a $300 million revolving secured credit facility with a syndicate of banks led by The Bank of Nova Scotia and RBC Capital Markets (the “Credit Facility”). In November 2015, the term of the Credit Facility was extended to August 2019. The Credit Facility replaced the Company’s previous $150 million revolving credit facility and provides New Gold with additional financial flexibility.

The Credit Facility provides New Gold the option, subject to commitments, to draw an additional $50 million above and beyond the base $300 million. As at December 31, 2015, the Company has used $115.9 of the Credit Facility to issue letters of credit primarily related to New Gold’s reclamation requirements at its operations and projects, with the balance remaining undrawn.

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Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar to the United States dollar, the Company believes that it has sufficient liquidity and capital resources to complete the construction of the Rainy River Project as currently contemplated and within the net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) covenant (“Leverage Ratio”) of 3.5 to 1.0 initially provided in the Credit Facility. However, in order to provide the Company with additional financial flexibility in the event of a decline in metal prices and/or appreciation of the Canadian dollar, on February 17, 2016, New Gold amended the Credit Facility to increase the maximum Leverage Ratio to 4.0 to 1.0 at the September 30, 2016 measurement date and to 4.5 to 1.0 for the three subsequent quarter-end measurement periods. Thereafter, the maximum Leverage Ratio will return to 3.5 to 1.0. In addition, to increase cash flow certainty, on March 8, 2016, New Gold purchased put options with a strike price of $1,200 per ounce covering 270,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering 270,000 ounces of gold. The contracts cover 30,000 ounces of gold per month for nine months beginning in April 2016. In aggregate, the option contracts provide the Company a guaranteed floor price of $1,200 per ounce while also providing exposure to increases in the gold price up to $1,400 per ounce.

DESCRIPTION OF THE BUSINESS

The Company’s principal operating assets consist of the New Afton Mine in Canada, the Mesquite Mine in the United States, and the Peak Mines in Australia. New Gold also owns and operates the Cerro San Pedro Mine in Mexico. Significant development projects include the Rainy River Project and the Blackwater Project located in Ontario, Canada and British Columbia, Canada, respectively.

New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner.

Refer to the Company’s MD&A for the year ended December 31, 2015, available under the Company’s profile on SEDAR at www.sedar.com, for a detailed description of the Company’s business, including each of its operating segments.

Specialized Skills and Knowledge

All aspects of New Gold’s business require specialized skills and knowledge. Such required areas of specialized skills and knowledge include geology, drilling, mine planning, metallurgy, engineering, construction, technological, community and public relations, regulatory compliance, legal and accounting. New Gold has found that it can locate and retain employees and contractors with such skills and knowledge.

Principal Products

The Company’s principal products are gold, copper and silver, which generally require refining or smelting to become marketable metal. As described in more detail with respect to each operation, the Company uses the services of refiners to refine gold doré. The refined gold is sold to bullion banks or gold trading counterparties at market prices. Copper concentrate produced by the New Afton Mine and Peak Mines is sold to various smelters or concentrate marketing firms. There are worldwide gold, copper and silver markets into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold, copper and silver which it produces. Further, due to the availability of alternative refineries and smelters, the Company is not dependent on the services on any one refiner or smelter.

Competitive Conditions

The precious and base mineral exploration and mining business is competitive. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the

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Company to acquire mineral properties in the future will depend on its ability to develop its present properties, and on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Operations

Mineral Reserves and Mineral Resources

The Company has the following Mineral Reserves and Mineral Resources: gold, copper and silver at the New Afton Mine; gold at the Mesquite Mine; gold, copper and silver at the Peak Mines; gold and silver at the Cerro San Pedro Mine; gold and silver at the Rainy River Project; and gold and silver at the Blackwater Project. See “Summary of Mineral Reserve and Mineral Resource Estimates”.

Foreign Operations

The Company currently owns 100% of the Mesquite Mine in the United States, 100% of the Peak Mines in Australia, and 100% of the Cerro San Pedro Mine in Mexico as its foreign operations. In addition, New Gold holds a 4% gold stream on future gold production from the El Morro property located in Chile. Any changes in regulations (or the application of regulations) or shifts in political attitudes in these foreign jurisdictions are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by factors such as government regulations (or changes to such regulations or the application of regulations) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, operating activities, land claims of local people and mine safety. The impact of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations”.

Employees

As at December 31, 2015, the Company had the following employees and contractors:

Location	Employees	Contractors
Vancouver Corporate Office	24	2
Toronto Corporate Office	34	1
Corporate Exploration Team	9	-
New Afton Mine	418	25
Mesquite Mine	310	41
Peak Mines	283	30
Cerro San Pedro Mine(1)	413	73
Rainy River Project	119	24
Blackwater Project	13	6
	1,623	202

(1) As at December 31, 2015, 262 employees at the Cerro San Pedro Mine belonged to a union.

Environmental Protection and Social and Environmental Practices

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business.  New Gold aims to achieve these objectives through the protection of the health and well-being of its people and host communities as well as industry leading practices in the areas of environmental stewardship and community engagement and development.  As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with reference to human rights, labour, environmental stewardship and anti-corruption. As a

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member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols which form part of the New Gold Environmental Management Standards and Community Engagement and Development Management Standards.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of its employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. New Gold believes that people are its most valuable assets and strives to create a culture of inclusiveness that begins at the top and is reflected in its hiring, promotion and overall human resources practices. New Gold encourages tolerance and respect in worker-to-worker relationships. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations it promotes the efficient use of raw materials and resources, works to minimize environmental impacts and maintains robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a level of productivity equivalent to its pre-mining capacity or to an alternative land-use determined through consultation with regulatory authorities and the communities of interest.

New Gold is committed to establishing relationships with host communities based on mutual benefit and active engagement with host communities to contribute to their sustainability. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for, traditional values, customs and culture and takes meaningful action to consider the interests of Indigenous peoples. New Gold aims to foster open communication with local residents and community leaders so that issues can be resolved collaboratively. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, it can engage in a meaningful and sustainable development process.

The Company’s mining, exploration and development activities are subject to various federal, provincial, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.  In all jurisdictions where New Gold operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.  Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 17 of the Company’s audited consolidated financial statements for the year ended December 31, 2015.

Management does not believe that the financial and operational effects of environmental protection requirements on the capital expenditures and earnings of each mineral property are significant, and estimates the undiscounted closure cost for all of its properties is $90.9 million as at December 31, 2015. As at December 31, 2015, the Company had posted letters of credit or other financial assurance in an aggregate amount of $107.2 million to address these liabilities.

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Technical Information

CIM Standards Definitions

New Gold’s estimated Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Definitions Standards for Mineral Reserves and Mineral Resources adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

Abbreviations and Technical Terms

Unless otherwise defined, abbreviations used in this Annual Information Form are set out in Schedule C and technical terms used are defined in Schedule B.

Summary of Mineral Reserve and Mineral Resource Estimates

On February 17, 2016, the Company reported consolidated Mineral Reserve and Mineral Resource estimates for its mines and development projects as at December 31, 2015. A consolidated summary of total gold, copper and silver contained within New Gold’s global Mineral Reserves and Mineral Resources is set out in the table below. Measured and Indicated Mineral Resources are reported exclusive of Mineral Reserves.

New Gold’s Mineral Reserve and Mineral Resource estimates have been reviewed and approved by Mr. Mark A. Petersen, a Qualified Person as defined under NI 43-101.

MINERAL RESERVES AND MINERAL RESOURCES SUMMARY TABLE

	Gold Koz	Silver Moz	Copper Mlbs
PROVEN AND PROBABLE RESERVES	14,985	76	1,194
New Afton	1,228	4	1,112
Mesquite	1,492	-	-
Peak Mines	267	1	82
Cerro San Pedro	13	-	-
Rainy River	3,814	9	-
Blackwater	8,170	61	-
MEASURED AND INDICATED RESOURCES (EXCLUSIVE OF RESERVES)	6,659	34	1,065
INFERRED RESOURCES	1,844	24	194

Notes to the Mineral Reserve and Mineral Resource estimates are provided on pages 19 and 20 of this Annual Information Form.

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Mineral Reserves

Mineral Reserve estimates as at December 31, 2015 are presented in the following table.

MINERAL RESERVE ESTIMATES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON
A&B-zones
Proven	-	-	-	-	-	-	-
Probable	36,510	0.55	2.4	0.85	646	2,765	681
C-zone
Proven	-	-	-	-	-	-	-
Probable	25,040	0.72	1.8	0.78	583	1,447	430
Total New Afton P&P	61,550	0.62	2.1	0.82	1,228	4,212	1,112
MESQUITE
Proven	8,473	0.51	-	-	139	-	-
Probable	75,807	0.56	-	-	1,353	-	-
Total Mesquite P&P	84,280	0.55	-	-	1,492	-	-
PEAK MINES
Proven	1,520	3.31	7.2	1.30	162	349	44
Probable	1,360	2.42	6.7	1.29	105	291	38
Total Peak Mines P&P	2,870	2.89	6.9	1.29	267	640	82
CERRO SAN PEDRO
Proven	289	0.35	9.7	-	3	90	-
Probable	748	0.41	13.7	-	10	329	-
Total CSP P&P	1,038	0.40	12.6	-	13	419	-
RAINY RIVER
Direct processing material
Open Pit
Proven	17,001	1.40	2.0	-	763	1,075	-
Probable	52,950	1.18	2.8	-	2,003	4,690	-
Open Pit P&P (direct processing)	69,952	1.23	2.6	-	2,766	5,765	-
Underground
Proven	-	-	-	-	-	-	-
Probable	4,499	5.00	11.8	-	723	1,709	-
Underground P&P (direct processing)	4,499	5.00	11.8	-	723	1,709	-
Stockpile material
Open Pit
Proven	5,496	0.37	1.5	-	65	259	-
Probable	23,302	0.35	2.3	-	261	1,701	-
Open Pit P&P (stockpile)	28,798	0.35	2.1	-	325	1,959	-
Total P&P
Proven	22,498	1.14	1.8	-	828	1,333	-
Probable	80,752	1.15	3.1	-	2,987	8,100	-
Total Rainy River P&P	103,250	1.15	2.8	-	3,814	9,433	-
BLACKWATER
Direct processing material
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct processing)	294,200	0.79	4.7	-	7,520	44,400	-
Stockpile material
Proven	20,100	0.50	3.6	-	325	2,300	-
Probable	30,100	0.34	14.6	-	325	14,100	-
P&P (stockpile)	50,200	0.40	10.2	-	650	16,400	-
Total Blackwater P&P	344,400	0.74	5.5	-	8,170	60,800	-
Total P&P					14,985	75,504	1,194

Notes to the Mineral Reserve and Mineral Resource estimates are provided on pages 19 and 20 of this Annual Information Form.

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Mineral Resources

Mineral Resource estimates as at December 31, 2015, exclusive of Mineral Reserves, are presented in the following tables:

MEASURED & INDICATED MINERAL RESOURCE ESTIMATES (EXCLUSIVE OF MINERAL RESERVES)
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON
A&B-zones
Measured	16,940	0.69	2.1	0.87	377	1,134	325
Indicated	10,512	0.46	2.2	0.68	156	749	157
A&B-zones M&I	27,451	0.60	2.1	0.80	534	1,878	482
C-zone
Measured	2,230	1.05	2.2	1.21	75	161	59
Indicated	15,462	0.79	2.2	0.96	392	1,075	326
C-zone M&I	17,693	0.82	2.2	0.99	467	1,226	386
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	10,560	0.51	2.1	0.44	174	703	102
HW Lens M&I	10,560	0.51	2.1	0.44	174	703	102
Total New Afton M&I	55,704	0.66	2.1	0.79	1,175	3,809	971
MESQUITE
Measured	4,595	0.40	-	-	60	-	-
Indicated	50,524	0.47	-	-	771	-	-
Total Mesquite M&I	55,119	0.47	-	-	831	-	-
PEAK MINES
Measured	2,000	3.56	5.9	0.94	220	370	41
Indicated	2,100	3.20	8.9	1.14	220	610	53
Total Peak Mines M&I	4,100	3.37	7.5	1.04	440	980	94
CERRO SAN PEDRO
Measured	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-
Total CSP M&I	-	-	-	-	-	-	-
RAINY RIVER
Direct processing material
Open Pit
Measured	3,294	1.19	1.8	-	127	185	-
Indicated	37,530	1.15	3.5	-	1,391	4,189	-
Open Pit M&I (direct processing)	40,824	1.15	3.3	-	1,518	4,374	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	4,834	3.74	12.6	-	581	1,952	-
Underground M&I (direct processing)	4,834	3.74	12.6	-	581	1,952	-
Stockpile material
Open Pit
Measured	1,244	0.35	1.3	-	14	51	-
Indicated	36,360	0.43	2.5	-	500	2,942	-
Open Pit M&I (stockpile)	37,604	0.43	2.5	-	514	2,993	-
Total M&I
Measured	4,538	0.97	1.6	-	141	236	-
Indicated	78,724	0.98	3.6	-	2,472	9,083	-
Total Rainy River M&I	83,262	0.98	3.5	-	2,613	9,319	-
BLACKWATER
Direct processing material
Measured	289	1.39	6.6	-	13	61	-
Indicated	41,128	0.86	4.5	-	1,135	5,950	-
M&I (direct processing)	41,417	0.86	4.5	-	1,147	6,012	-

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MEASURED & INDICATED MINERAL RESOURCE ESTIMATES (EXCLUSIVE OF MINERAL RESERVES)
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Stockpile material
Measured	-	-	-	-	-	-	-
Indicated	14,070	0.32	4.0	-	144	1,809	-
M&I (stockpile)	14,070	0.32	4.0	-	144	1,809	-
Total Blackwater M&I	55,487	0.72	4.4	-	1,292	7,821	-
CAPOOSE
Indicated	17,671	0.54	22.1	-	308	12,562	-
Total M&I Exclusive of Reserves					6,659	34,491	1,065

Notes to the Mineral Reserve and Mineral Resource estimates are provided on pages 19 and 20 of this Annual Information Form.

Inferred Mineral Resources

INFERRED MINERAL RESOURCE ESTIMATES

				Metal grade	Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON
A&B-zones	6,875	0.35	1.3	0.36	77	296	55
C-zone	6,856	0.48	1.5	0.54	106	328	87
HW Lens	969	0.69	1.5	0.46	21	45	10
Total New Afton Inferred	14,702	0.43	1.4	0.45	205	672	145
MESQUITE	4,858	0.37	-	-	59	-	-
PEAK MINES	2,000	3.14	10.9	1.13	200	690	49
CERRO SAN PEDRO	-	-	-	-	-	-	-
RAINY RIVER
Direct processing
Open Pit	10,699	0.84	1.8	-	289	621	-
Underground	2,591	4.21	7.8	-	351	646	-
Total Direct Processing	13,290	1.50	3.0	-	640	1,267	-
Stockpile
Open Pit	9,876	0.36	1.1	-	113	339	-
Total Rainy River Inferred	23,166	1.01	2.2	-	753	1,606	-
BLACKWATER
Direct processing	10,378	0.80	3.7	-	266	1,235	-
Stockpile	2,493	0.33	3.1	-	27	248	-
Total Blackwater Inferred	12,871	0.71	3.6	-	293	1,483	-
CAPOOSE	23,591	0.44	26.3	-	334	19,948	-
Total Inferred					1,844	24,399	194

Notes to the Mineral Reserve and Mineral Resource estimates are provided on pages 19 and 20 of this Annual Information Form.

El Morro Mineral Reserves and Resources

The table below sets out the Mineral Reserve and Mineral Resource estimates, on a 100% basis, for the El Morro project, as well as New Gold’s 4% stream interest. The El Morro project, together with the Relincho project in Chile, is now held by a 50/50 joint venture between Goldcorp and Teck Resources Limited. The following information is based on information available to the Company as of March 28, 2016. See the “General Development of the Business – Developments - Projects and Mines – El Morro Project” section for more information.

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El Morro Property Mineral Reserves & Resources as at December 31, 2015 (Goldcorp 50% - Teck 50% Joint Venture)
			Metal grade	Contained metal		New Gold 4% Stream Interest
	Tonnes 000s	Gold g/t	Copper %	Gold Koz	Copper Mlbs	Gold Koz
Mineral Reserves
Proven	321,814	0.56	0.55	5,820	3,877	233
Probable	277,240	0.35	0.43	3,097	2,626	124
Total P&P	599,054	0.46	0.49	8,917	6,503	357

Mineral Resources
Measured	19,790	0.53	0.51	340	223	14
Indicated	72,563	0.38	0.39	880	630	35
Total M&I	92,353	0.41	0.42	1,220	853	49

Inferred
TOTAL INFERRED	678,066	0.30	0.35	6,453	5,190	258

Notes to the Mineral Reserve and Mineral Resource estimates are provided on pages 19 and 20 of this Annual Information Form.

Notes to Mineral Reserve and Resource Estimates

1.	New Gold’s Mineral Reserves and Resources and the El Morro Mineral Reserves and Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2.	New Gold’s year-end 2015 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	CAD	AUD	MXN
Mineral Reserves	$1,200	$15.00	$2.75	1.25	1.35	17.00
Mineral Resources	$1,300	$17.00	$3.00	1.25	1.35	17.00

Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves LOWER cut-off	Mineral Resources LOWER Cut-off
New Afton	Main Zone – B1 Block:	C$ 21.00/t	All Resources: 0.40% CuEq
	Main Zone – B2 Block:	C$ 33.00/t
	B3 Block & C-Zone:	C$ 24.00/t
Mesquite	Oxide & Transitional:	0.21 g/t Au (0.006 oz/t Au)	0.12 g/t Au (0.0035 oz/t Au)
	Sulphide:	0.41 g/t Au (0.012 oz/t Au)	0.24 g/t Au (0.007 oz/t Au)
Peak Mines	All ore types:	A$ 110/t to A$ 156/t	A$ 113/t to A$ 150/t
Cerro San Pedro	All ore types:	US$ 6.00/t	NA
Rainy River	O/P direct processing:	0.30 – 0.60 g/t AuEq	0.30 – 0.45 g/t AuEq
	O/P stockpile:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	3.50 g/t AuEg	2.50 g/t AuEq
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40 g/t AuEq
	O/P stockpile:	0.32 g/t AuEq

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3.	Year-End 2015 El Morro Mineral Reserves and Mineral Resources have been estimated using $1,200/oz gold, $2.75/lb copper, and 550 Chilean pesos to one United States dollar, and a lower cut-off of 0.20% CuEq.

4.	New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence, economic and legal feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves. Numbers may not add due to rounding.

5.	Mineral Resources are classified as Measured, Indicated and Inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a Mineral Resource, the designators ‘open pit’ and ‘underground’ have been applied to indicate the envisioned mining method. Likewise the designators ‘oxide’, ‘non-oxide’ and ‘sulphide’ have been applied to indicate the type of mineralization as it relates to the appropriate mineral processing method and expected payable metal recoveries, and the designators ‘direct processing’ and ‘stockpile’ have been applied to differentiate between material envisioned to be mined and processed directly and material to be mined and stored in a stockpile for future processing. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

6.	Rainy River Project: In addition to the criteria described above, Mineral Reserves and Mineral Resources for the Rainy River project are reported according to the following additional criteria: Underground Mineral Reserves are reported peripheral to and/or below the open pit Mineral Reserve pit shell, which has been designed and optimized based on an $800/oz gold price. Underground Mineral Resources are reported below a larger Mineral Resource pit shell, which has been defined based on a $1,300/oz gold price. Approximately forty-four percent (44%) of the gold metal content defined as underground Mineral Reserves is derived from material located between the Mineral Reserve pit shell and the Mineral Resource pit shell; the remaining fifty-six percent (56%) of the metal content defined as underground Mineral Reserves is derived from material located below the Mineral Resource pit shell. Open pit Mineral Resources exclude material reported as underground Mineral Reserves.

7.	All Mineral Resource and Mineral Reserve estimates for New Gold’s properties and projects and for the El Morro project are effective December 31, 2015.

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MINERAL PROPERTIES

New Afton Mine, Canada

Project Description, Location, Access, Infrastructure and Other Information

The New Afton Mine is located approximately 350 kilometres northeast of Vancouver in the south-central interior of British Columbia. The property is 10 kilometres from the regional hub of Kamloops and is easily accessible by paved road. The Mine has a continental, semi-arid climate, with light winter snow and infrequent rain during the spring, summer and fall. Summer temperatures can reach 38 degrees Celsius and winter temperatures are generally at, or near, freezing.

Power is supplied to the New Afton Mine through its connection to the BC Hydro grid through a substation located approximately one kilometre away. Water is supplied from Kamloops Lake through an approximately four-kilometre pipeline.

The New Afton Mine occupies the site of the historic Afton mine, a previous operation of Teck Resources Limited, and includes an open pit (currently inactive), underground workings and support facilities. The New Afton deposit extends to the southwest from immediately beneath the Afton mine open pit. As it is currently defined, the deposit comprises the A&B -zones and the C-zone. The A&B-zones host the portion of the Mineral Reserve which is currently being mined. The C-zone contains additional Mineral Reserves and was the subject of a Feasibility Study completed January 2016.

The Company’s holdings in the area comprise the Afton group of claims and the Ajax group of claims. The New Afton mine lies within the Afton group. The Afton group consists of a 902 hectares mining lease issued by the Ministry of Energy, Mines and Petroleum Resources on November 29, 2006 (“Afton Mining Lease”) and 68 mineral claims totalling 8,330 hectares. All mineral claims and other property interests are reviewed on a quarterly basis to identify any payments or commitments required to maintain such interests. The Company also holds surface rights on approximately 1,550 hectares surrounding the New Afton Mine.

The New Afton Mine is subject to a security interest in favour of the lenders under the Credit Facility. See the “General Development of the Business” section for more information.

New Gold holds: (a) an option to acquire seven fee simple properties located to the southwest of the New Afton mine site (the “Historic TSF Option Lands”); and (b) an option to acquire three fee simple properties located to the south of the New Afton mine site (the “Ranch Option Lands”) and mineral claim no. 1023220 which is also located to the south of the New Afton mine site. A tailings storage facility from the historic Afton mine is situated on the Historic TSF Option Lands. The Ranch Option Lands and the lands on which mineral claim no. 1023220 are located are currently used for ranching purposes. New Gold has provided notice of exercise of its option to acquire the Historic TSF Option Lands, which remains subject to various conditions including the issuance of replacement permits in favour of New Gold. The option to acquire the Ranch Option Lands expires on December 11, 2019.

Two First Nations, the Tk’emlúps te Secwépemc and the Skeetchestn Indian Band (collectively, the “SSN”) have asserted aboriginal rights and interests in the Mine area. A formal agreement between the SSN and New Gold dated March 20, 2008, and amended and restated November 14, 2011 (“Participation Agreement”) provides the SSN’s consent to the New Afton Mine and agreement not to challenge any New Gold interests or permits related to the mine before a court of law. New Gold has undertaken to provide the SSN with certain economic and social benefits, including education, training, employment and business opportunities. In accordance with the Participation Agreement, New Gold must make annual payments into a trust created for the benefit of SSN members. Furthermore, New Gold must pay the trust, in

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each year in which commercial production occurs at the mine, a percentage of net smelter returns ranging from 0.5% to 2%, depending on the price of copper and whether New Gold has recovered its development and construction costs, subject to an annual minimum amount.

History

The first significant mining-related activity in the Afton area commenced in 1970, when drilling by Afton Mines Ltd. intercepted 52 metres of 0.4% copper in what ultimately became the Afton deposit. During the subsequent three years, over 45,700 metres of drilling was carried out by a number of operators.

Teck Corporation and Iso Mines Ltd. acquired the Afton property in 1973 and initiated engineering and metallurgical studies. Commercial production commenced at the Afton open pit mine in late 1977. Mining took place at the Afton, Crescent, Pothook and Ajax pits. The mine closed in 1997.

In 1999, the Company acquired an option on the property, staked additional claims and in 2000 began a concerted exploration program to test the potential for additional mineralization extending beyond the Afton open pit. This work resulted in the successful delineation of the New Afton underground mineral resource.

Geological Setting and Mineralization

The New Afton deposit is a copper-gold, alkalic porphyry system situated within the Iron Mask batholith complex. The Iron Mask complex is part of the Paleozoic island-arc assemblage known as the Quesnel Terrane. Regional-scale fault zones are believed to be the principal control to intrusion of the batholithic rocks and related copper and gold mineralization in the New Afton area.

Mineralization is characterized by discontinuous copper sulphide veinlets and disseminations (principally chalcopyrite and minor bornite) at brecciated margins between altered porphyry intrusives and intermediate to mafic volcanic rocks of the Triassic Nicola Formation. The copper sulphides are replaced by tennantite-tetrahedrite locally and along faults that transect the mineralized body. Native copper with accessory chalcocite occurs in minor amounts along faults and highly oxidized near-surface portions of the deposit. Gold and silver generally occur as electrum grains within the chalcopyrite and bornite.

The bulk of the New Afton deposit forms a tabular, nearly vertical, southwest-plunging mass measuring 1.4 kilometres long by approximately 100 metres wide, with a down-plunge extent of over 1.5 kilometres. It is flanked to the east and south by two similar bodies known as the hanging wall zones. The deposit remains open to the west and at depth.

Exploration and Drilling

The Company initiated surface drilling at New Afton in 2000. In 2001, the Company completed a scoping study followed by further definition drilling. An advanced scoping study was completed in 2004.

In November 2004, an underground access portal was excavated in the former Afton open pit and a ramp driven 2,200 metres to provide access for underground sampling, infill drilling and further exploration drilling.

In late 2005, New Gold contracted 1,323 line-kilometres of airborne geophysical surveying of the Afton and Ajax claims and commissioned a Feasibility Study which laid the foundation for the current operations. Ground-based geophysical surveys totalling 34.5 line-kilometres were completed in 2008.

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In addition to the work at Afton, New Gold has carried out reconnaissance level exploration programs around the Ajax group of claims, located approximately seven kilometres to the southeast of the Afton pit. During the period 2004 to 2008, New Gold drilled 26 holes totalling 11,455 metres in the Ajax area, completed 45 line-kilometres of geophysical surveys and collected 2,040 geochemical soil samples.

A series of core drilling programs was conducted at New Afton during the period 2000 to 2008 testing the C-zone, the hanging wall zone adjacent the historical Afton open pit and the Pothook pit area half a kilometre east of the Afton pit. Through the period, 276 exploration diamond drill holes were completed in the project area for an approximate aggregate length of 130,440 metres. Results were incorporated into the 2009 Mineral Resource estimate based on 140,490 metres of diamond drilling from 366 core holes.

In 2011, the Company completed an airborne geophysical survey of its mineral claim holdings as they extend northwest from the New Afton Mine. The results of this work are being used to support ongoing exploration of the New Afton district.

Since 2012, the Company has focused on exploring the potential for additional Mineral Resources lateral to and below the current block cave Mineral Reserve. During 2012 and 2013, exploration drilling to expand laterally comprised 20,946 metres in 66 holes resulting in the addition of the hanging wall lens resource proximal to the B-zone reserve block to the southeast. Exploration below the B-zone reserve has focused on the C-zone resource. From July 2012 to November 30, 2014, a total of 84,239 metres in 138 holes were drilled to delineate the C-zone resource.

Sampling and Analysis

Sampling protocols have varied among the different drill campaigns. Sampling intervals have averaged two metres in all campaigns since 2003. Routine insertion of blanks and standards into the sample stream has been conducted since 2005. Drilling protocols in place at New Afton meet or exceed common industry standards.

Sample preparation has been conducted according to accepted industry practice. Analytical work prior to July 2012 was conducted by ALS Global of Kamloops, British Columbia (formerly EcoTech Laboratories Ltd.). Since July 2012, sample preparation and analyses have been performed by Activation Labs of Kamloops, British Columbia. Analytical procedures for samples collected during the 2000-2003 drilling programs included conventional fire assay with an AA or ICP finish for gold and palladium, and AA for copper and silver. During 2005 and all subsequent drilling programs, copper and silver assays were determined using standard acid digestion followed by an AA finish. Gold and palladium were determined using fire assay followed by an AA finish.

Sampling and analytical protocols are considered to have been appropriate and consistent with common industry practice, data quality is adequate for resource estimation, and protocols for data acquisition and management are reasonable.

Mineral Processing and Metallurgical Testing

Metallurgical testing was performed to evaluate the mineralogy of the deposit and contribute to the design of the New Afton Mine’s processing plant and tailing facility. A number of studies and tests were performed as part of the testing program, including mineralogical studies, modal analysis, grinding tests, flotation tests, gravity tests, variability tests and dewatering tests. It was determined that conventional crushing, grinding and concentration processes were appropriate given the mineralogy of the deposit.

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The deposit consists primarily of primary hypogene sulphide mineralization, but some secondary supergene sulphide and native copper mineralization is also present. Localized elevated arsenic concentrations in the deposit may pose an economic concern for the concentrate produced. Supergene ore is expected to impact the New Afton mill feed around 2019 and will require an additional step in the processing circuit to recover native copper and free gold. Current metallurgical studies are investigating gravity separation, jigging, dense media separation and coarse particle flotation methods to address the requirements of the supergene ore.

Mineral Resource and Mineral Reserve Estimates

The New Afton Mineral Reserves, effective December 31, 2015, are summarized in the “Mineral Reserve Estimates” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

The New Afton Mineral Resources, effective December 31, 2015, are summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The parameters, assumptions and methodologies applied in generating the Mineral Resource and Mineral Reserve estimates are considered reasonable and appropriate. Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the New Afton Mineral Reserve and Mineral Resources fully support these estimates. It has been noted, however, that the configuration of subsidence presently occurring above the west cave is slightly offset from the original model, although the reason and potential impact of this observed surface expression offset is not yet known. The subsidence is being monitored and evaluated on an ongoing basis to ensure the Company has accurate and up-to-date information and can implement appropriate measures, such as draw control strategies, to mitigate any potential impact of such subsidence, including any impact on the Mineral Reserves. In addition, the Company regularly updates its subsidence model for improved calibration to enhance predictability.

Mining Operations

The New Afton Mine began commercial production on July 31, 2012 and has a current projected life extending through 2022 based on Mineral Reserves contained within the A&B-zones.

Mining Methods

The New Afton Mine is a block cave mining operation. Other mining methods, including open pit mining and sublevel caving, were considered but block caving was chosen for the New Afton deposit because this method starts from the bottom and is conducive to large-scale low-cost mining. The operation is designed to produce close to 5 Mtpa of copper-gold ore for processing in a flotation plant. Each block in the block cave has an undercut and extraction level. Ore is hauled to ore passes and dropped to a tramming level for transport to the crusher. Ore from the tramming level is hauled by trucks to the crusher level. From the crusher, the ore is conveyed to the mill via a 4.5-kilometre long conveyor system.

Waste mined as part of development activities is transported to surface by conveyor and deposited in an area apart from the ore via a belt plow. The waste is then trucked to an area on the edge of the historic Afton Mine pit. Less than 5% of the mined rock is treated in this manner.

Recovery Methods

The New Afton mill was designed to process 11,000 tpd (4 Mtpa) of ore, recovering copper, gold and silver in a concentrate. During 2014, and through the first half of 2015, average daily throughput levels were increased to over

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13,000 tpd (4.7 Mtpa). A mill expansion was commissioned mid-year 2015 to increase processing capacity to 14,000 tpd. The expansion involved the installation of tertiary grinding and additional pre-cleaner flotation capacity.

The mill processes a blend of primary hypogene and secondary, supergene ore types using conventional crushing, grinding and concentration processes. Mineral separation is by gravity concentration and differential flotation of the copper bearing minerals. Life-of-mine recoveries are expected to total 85% for copper, 81% for gold and 73% for silver.

Environmental Conditions

On October 31, 2007, the Ministry of Energy, Mines and Petroleum Resources issued Mine Permit M-229 approving the work system and reclamation program for the New Afton Mine. The Mine Permit will need to be amended in the future to allow mining of the B3-block and C-zone. The Mine Permit obligates New Gold to post reclamation security of C$9.5 million. As at December 31, 2015, the Company has posted this security in the form of an irrevocable standby letter of credit. The undiscounted closure cost liability for the New Afton Mine as at December 31, 2015 is estimated to be C$8.4 million based on a third party cost estimate. New Gold expects to incur this obligation between 2016 and 2028. The site is considered a zero discharge facility with regard to liquid effluents. All waste waters are either deposited in the tailings area and recycled to the processing plant or treated offsite.

Economic Analysis

The projected life of the New Afton Mine extends through 2022 based on current Mineral Reserves and throughput levels. In addition, the C-zone area could provide over five additional years of mine life based on current Mineral Reserves and Mineral Resources. During 2015, the New Afton Mine produced 105,487 ounces of gold at total cash costs per ounce sold, net of by-product sales, of negative $724 per ounce, and all-in sustaining costs of negative $242 per ounce.  The New Afton Mine’s 2015 co-product total cash costs were $464 per ounce of gold and $0.96 per pound of copper.  The New Afton Mine is expected to produce 90,000 to 100,000 ounces of gold in 2016 at total cash costs per ounce sold, net of by-product sales, of negative $335 to negative $295 per ounce and all-in sustaining costs of $95 to $135 per ounce.  On a co-product basis, total cash costs for 2016 at the New Afton Mine are expected to be $660 to $700 per ounce of gold and $1.20 to $1.35 per pound of copper.  2016 cash costs guidance assumes a $2.00 per pound copper price, $14.00 per ounce silver price and a foreign exchange rate of C$1.40 to one United States dollar.  Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures.  See “Non-GAAP Measures” on page 4. Sustaining capital expenditures at the New Afton Mine are expected to be approximately $35 million in 2016. Below is a breakdown of expected capital expenditures and expected all-in sustaining costs at the New Afton Mine for 2016.

2016 Expected Capital Expenditures(1)		2016 Expected All-in Sustaining Costs/oz
Sustaining Capital(2)	$38	Total Cash Costs	($335) – ($295)
Growth Capital(2)	$5	Sustaining Expenditures(3)	~$430
Total	$43	Total All-in Sustaining Costs	$95 – $135

(1) In millions.

(2) Based on the Company’s 2016 estimated capital expenditures. Sustaining capital excludes expenditures related to growth-related initiatives. Growth capital excludes sustaining capital.

(3) Includes sustaining capital expenditures, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.

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Other Relevant Data and Information

New Afton C-zone

The C-zone is the down plunge extension of the B-zone block cave that is currently being mined at New Afton. The Company has completed a Feasibility Study which indicated positive economics for mining the C-zone. Specifically, assuming $1,200 per ounce gold, $2.75 per pound copper and a C$1.25/US$ exchange rate, consistent with our reserve assumptions, the C-zone project has an after-tax 5% NPV of $84 million, an IRR of 10.3% and payback period of 3.4 years.

The C-zone extraction level would be approximately 550 metres below the current B-zone extraction level. From the results of the testwork programs completed, the mineralogy in the C-zone is expected to be consistent with the mineralogy in the west cave of New Afton’s B-zone. Operationally, the same development, production and materials handling strategies would be used for the C-zone as are currently being used to mine the B-zone reserve. The Feasibility Study results support storage of the C-zone tailings in an expanded New Afton tailings storage facility.

Subject to prevailing market conditions and receipt of the requisite permits, development of the C-zone would begin after the start of production at the Rainy River Project. Once development starts, construction of the main access ramps to the bottom of the C-zone is expected to take approximately four years to complete. Thereafter, development of the block cave production levels would begin, with first ore production expected two years later, resulting in a total of approximately six years from the start of development to first production from the C-zone. The C-zone is expected to have a mine life of five years, with average annual production of 108,000 ounces of gold and 81 million pounds of copper.

Estimated development capital costs are $402 million (assuming an exchange rate of C$1.25/US$), including $47 million of contingency and a $41 million provision for capital escalation given the six-year development timeline. In addition, total sustaining capital costs are expected to be $107 million, or approximately $20 million per year. Total operating costs, including mining, processing and general and administrative, are expected to be $19.35 per tonne.

As a part of the Feasibility Study, detailed modelling was completed to estimate the area of subsidence from development and mining of the C-zone, and it was determined that a portion of the tailings dam from the historic Afton mine is located within the predicted area of subsidence. To manage and mitigate the potential risk associated with the historic tailings, New Gold expects to stabilize the historic facility through a dewatering and consolidation program which would include pumping the water and implementing a pre-loading and wick drain program.

It is expected that the permits for the C-zone project will involve amendments to the current Mines Act permit and effluent discharge permit. The project would not require additional annual water consumption as the mill throughput is not scheduled to change. The currently contemplated closure plan for New Afton would remain in place for the C-zone project with any required amendments to be made as part of the permit amendment process.

As the C-zone remains open to the west and at depth, New Gold plans to spend approximately $5 million in 2016 to further drill test the ore body and advance permitting activities.

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Mesquite Mine, United States

Project Description, Location, Access, Infrastructure and Other Information

The Mesquite Mine is located in Imperial County in southern California, United States, 39 kilometres (24 miles) north of the border with Mexico and 26 kilometres (16 miles) west of the border with Arizona. Access to the property is via good quality paved roads. Local resources are available in the towns of Brawley, California and Yuma, Arizona, at distances from the mine of 56 kilometres (35 miles) and 84 kilometres (52 miles), respectively. Mesquite’s climate is arid, with high temperatures in the summer and an average annual temperature of 22.7 degrees Celsius (73 degrees Fahrenheit).

Power is supplied through a powerline directly to the Mesquite Mine by the Imperial Irrigation District Power Company. Water is pumped from the Vista well field located approximately three kilometres (two miles) to the south.

The Company became the owner of the Mesquite Mine in 2009 following New Gold’s 2009 business combination with Western Goldfields Inc. (“WGI”). The mine is operated by the Company’s wholly owned subsidiary, Western Mesquite Mines, Inc. (“WMMI”).

The mineral rights at the Mesquite Mine cover a total area of approximately 2,104 hectares (5,200 acres) controlled by WMMI. They include 212 unpatented and 53 patented mining lode claims, 127 patented and 97 unpatented mill site claims, 266 hectares (658 acres) of California state leased land and 128 hectares (315 acres) of fee lands. Patented claims on federal land represent a secure title to the land. Some of the patented mill site claims are leased by WMMI from the Los Angeles County Sanitation District (“LACSD”). Unpatented claims are valid as long as annual claim maintenance fees are paid (in lieu of assessment work) and the land is held for mining purposes. All mineral rights and other property interests are reviewed at least annually to identify any payments or commitments required to maintain such interests.

The Mesquite Mine is subject to a security interest in favour of the lenders under the Credit Facility. See the “General Development of the Business” section for more information.

In November 2003, WGI acquired the Mesquite Mine from Newmont Mining Corporation (“Newmont”). Under the terms of the agreement, WGI assumed the environmental reclamation and closure liability at the Mesquite Mine along with liability for production royalties. Newmont’s NSR royalty on newly mined ore from the mine was transferred to Franco-Nevada Corporation (“Franco-Nevada”) in 2007. The majority of Mineral Reserves planned for future mining at Mesquite will be subject only to a 0.5% to 2% production royalty, depending on the claim group.

In 1993, Hospah Coal Company (“Hospah”), a subsidiary of Newmont and former owner of the Mesquite Mine, entered into a Mineral Lease and Landfill Agreement (the “Landfill Agreement”) with Hanson Resource Company (now the LACSD). LACSD has constructed a landfill facility adjacent to and overlying portions of the existing Mesquite Mine property. Under the Landfill Agreement, WMMI retains the right to conduct mining and processing activities anywhere within the Mesquite property for an initial period expiring in 2024, with automatic extensions until 2078. LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for landfill cover and other general purposes.

History

Gold was discovered at Mesquite around 1876. Gold Fields Mining Corporation (“Gold Fields”) began a commercial heap leach gold operation at Mesquite in March 1986. Santa Fe Pacific Gold Corporation (“Santa Fe”) acquired the mine from Gold Fields in 1993. Newmont acquired the Mesquite Mine in 1997 through its acquisition of Santa Fe, and mined the

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deposit to May 2001 when a slope failure in the Big Chief pit and the low price of gold caused the then existing Mineral Reserves to be uneconomic.

Under the ownership of WGI, the Mesquite Mine received regulatory approval to resume mining operations on July 2, 2007. Commercial production recommenced in January 2008. In June 2009, New Gold became the operator following the business combination with WGI.

Geological Setting and Mineralization

The Mesquite district lies on the southwest flank of the Chocolate Mountains in metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust of extremely complex history.

The Mesquite Mine comprises two sub-parallel, Oligocene-age (23 million to 34 million years ago) mineral deposits: Big Chief-Vista and Rainbow. Gold mineralization is hosted by Mesozoic gneisses that are intruded by biotite/muscovite rich granites. The district is covered by a thin veneer (0-90 metres) of Tertiary and Quaternary sediments. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

The gold mineralization at Mesquite was deposited in an epithermal setting, within 150 to 300 metres (500 feet to 1,000 feet) of the surface and subsequent to regional scale metamorphism. The bulk of the economically attractive mineralization occurs as disseminations and veins in the gneisses. The majority of the veining is controlled by moderate to steeply dipping faults. Two types of gold mineralization are dominant: pods of mineralization of limited extent at fault intersections and mineralized trends along faults. Gold occurs at Mesquite as native gold ranging in size from very coarse to submicron disseminations. Silver-free native gold is the most common type of gold in the oxidized zone. A second type of gold is silver-bearing coarse gold typically found in the unoxidized zone. Testwork on unoxidized ore indicates that 65% to 78% of the gold is liberated free-milling gold, 13% is associated with refractory sulphide minerals, and the remainder is associated with iron oxides and carbonates.

Exploration and Drilling

Most of the exploration work conducted at Mesquite predates New Gold’s ownership.  The Mesquite Mine historical database represents approximately 864,300 metres, or 2.8 million feet, of drilling in 6,392 drill holes, most of which are reverse circulation (“RC”) holes.  A total of 103 holes in the database are diamond drill holes. Most of the historic diamond drill holes are vertical and have not been subjected to down hole surveys.  In general, the disseminated mineralization appears to be flat-lying or slightly dipping.

Gold Fields conducted the majority of the drilling on the property.  New Gold believes that Santa Fe and Newmont also carried out drill campaigns but no documentation of those campaigns is available.

The potential for lateral extensions of mineralization is largely limited by mining permit boundaries.  The potential for extensions of mineralization at depth was investigated in 2010 and 2011 by New Gold.  The program consisted of 86 holes totalling 15,522 metres (50,925 feet) of combined diamond drilling and RC drilling.   A significant mineral resource was not delineated and additional exploration was not recommended.

During each of 2013, 2014 and 2015, New Gold undertook infill RC drilling programs to better-delineate mineralization and improve the classification status of Mineral Resources scheduled for mining in subsequent years.  The programs comprised of 344 holes and 27,222 metres (89,310 feet) in 2013, 223 holes and 23,703 metres (77,765 feet) in 2014, and

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30 holes and 3,988 metres (13,085 feet) in 2015.  All results have been incorporated into the Mineral Reserve and Mineral Resource estimates for Mesquite effective December 31, 2015.

Sampling and Analysis

The majority of drilling conducted at Mesquite was conducted before New Gold assumed ownership and, in the case of the Santa Fe and Newmont programs, sampling methods were not documented. However, New Gold believes that there are no indications of deficiencies in sampling method or sample recovery that would impact the reliability of results. Mineral Resource estimates reconcile reasonably well with actual production, supporting the assertion of no sampling method deficiencies.

RC sampling conducted during New Gold’s drilling programs was completed using water injection methods as required by California environmental regulations. Sampling of both RC cuttings and core was carried out at nominal 1.5 metre (five foot) intervals. This interval is considered to be representative of the width and style of mineralization for the deposit. Each sample was split to create a duplicate sample. One set of samples was shipped off-site to an independent laboratory for sample preparation and gold analysis and the duplicate was stored for future reference and analyses.

Samples collected during New Gold’s drilling programs were analyzed for gold via two methods: fire assay with an AA finish and cyanide-soluble gold. Pulps from selected samples are stored at the off-site independent laboratory used to generate the original assays.

The Company’s QA/QC program at the Mesquite Mine employed industry best practices consistent with the QA/QC protocols at all of its exploration and development projects. Key elements of the Company’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Data quality is considered adequate for resource estimation and the present protocols for data acquisition and management are considered reasonable.

Mineral Processing and Metallurgical Testing

Significant metallurgical testwork was conducted on Mesquite ores by its previous owners prior to New Gold’s ownership. Testwork included laboratory column tests, large diameter column tests, bulk sample test heaps, and cyanidation leach testing by bottle rolling. The results of this testwork suggest that ore crushing does not significantly affect leaching rate and that the oxide and non-oxide ores have significantly different average recovery and variability of recovering. Metallurgical tests are continuously conducted on-site to confirm that the ore placed on the leach pad performs as expected.

Mineral Resource and Mineral Reserve Estimates

The Mesquite Mineral Reserves, effective December 31, 2015, are summarized in the “Mineral Reserve Estimates” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

The Mesquite Mineral Resources, effective December 31, 2015, are summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

Mining Operations

Mining Methods

The Mesquite Mine is an operating open pit mine. Mining is performed using a conventional truck/shovel open-pit mining method. Due to the nature of the ore bodies, ore is mined from multiple open pits. Run-of-mine ore is hauled

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directly to the leach pad for processing. Rock not containing economically recoverable metal is deposited in areas as close as possible to the mining area and may be placed in mined out pits. The pit design was optimized using prior geological information, metallurgical results, pit stability analysis and operating and processing cost estimates. The pit design also took into account the protection of a barrier around State Highway 78.

Mine production in 2015 averaged a nominal 177,800 tonnes per day of total material, including a nominal 60,000 tonnes per day of ore hauled to the leach pad. The production rate was within the current tonnage allowed (65 million short tons per year) under the air quality permit.

Recovery Methods

Mineral processing is by heap leach using a sodium cyanide solution and in a carbon-in-column circuit. Lime is added to the ore to ensure a basic pH which ensures that the gold remains soluble and does not precipitate. The leach solution is distributed over the leach pads using the drip method, which saves water. Process recoveries on the heap are determined by the level of oxidation in the ore. The mine’s Mineral Reserves and life-of-mine production plan are currently based on 75% recovery of the oxide ores and 35% recovery of the non-oxide ores.

A leach pad expansion project, adding approximately nine million square feet (approximately 840,000 square metres) of liner, was undertaken in 2015 and is scheduled to be completed by the second quarter of 2016. Following the expansion, leach pad capacity will be sufficient to hold current life-of-mine reserves.

Environmental Conditions

There are no notable environmental conditions affecting mining operations, and WMMI is in material compliance with all permits. WMMI is required to post security for reclamation and for closure with Imperial County, California as lead agency under the California Surface Mining and Reclamation Act, and for pit backfill with the California State Lands Commission under a public/private land lease agreement. As at December 31, 2015, the Company has met its security requirements in the form of bonds posted through a surety underwriter. The undiscounted closure cost liability for the Mesquite Mine as of December 31, 2015 is $15.7 million. New Gold expects to incur this obligation between 2016 and 2032.

Economic Analysis

The Mesquite Mine is projected to operate through 2022 based on current Mineral Reserves, followed by several years of residual leaching. During 2015, Mesquite produced 134,868 ounces gold at total cash costs of $743 per ounce and all-in sustaining costs of $1,156 per ounce.  The Mesquite Mine is expected to produce 130,000 to 140,000 ounces of gold in 2016 at total cash costs of $590 to $630 per ounce, and all-in sustaining costs of $1,015 to $1,055 per ounce.  2016 cash cost guidance assumes a diesel price of $2.25 per gallon. Seventy-five percent of 2016 diesel exposure has been hedged at approximately $2.25 per gallon. Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures.  See “Non-GAAP Measures” on page 4. Capital expenditures at the Mesquite Mine are expected to be $55 million in 2016. Below is a breakdown of expected capital expenditures and expected all-in sustaining costs at the Mesquite Mine for 2016.

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2016 Expected Capital Expenditures(1)		2016 Expected All-in Sustaining Costs/oz
Sustaining Capital(2)	$55	Total Cash Costs	$590 – $630
Growth Capital(2)	-	Sustaining Expenditures(3)	~$425
Total	$55	Total All-in Sustaining Costs	$1,015 – $1,055

(1) In millions.

(2) Based on the Company’s 2016 estimated capital expenditures. Sustaining capital excludes expenditures related to growth-related initiatives. Growth capital excludes sustaining capital.

(3) Includes sustaining capital expenditures, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.

Exploration and Development

New Gold is proceeding with permitting the expansion of the Brownie pit with approval expected during the first half of 2016. Additionally, subject to future mine planning requirements, the Company may complete additional delineation and infill drilling to convert Indicated Mineral Resources to Measured classification status.

Peak Mines, Australia

Project Description, Location, Access, Infrastructure and Other Information

Peak Mines is operated by New Gold’s subsidiary Peak Gold Mines Pty Ltd. (“PGM”) and is located within the Cobar mining district approximately eight kilometres south of the town of Cobar in New South Wales (“NSW”), Australia. Regional road access to Cobar is provided by an all-weather highway (Mitchell Highway No. 32) connecting Sydney and Adelaide. Cobar has a population of approximately 3,800 people, with an additional 900 people in the surrounding local area, and is well serviced by local shopping, banking, accommodation and supplies. Cobar’s climate is semi-arid, with an average maximum high temperature of 39 degrees Celsius during the summer and an average minimum low of 2 degrees Celsius during the winter.

The Peak Mines currently comprise four commercially active mines and a gold-copper processing plant. The deposits, all currently mined from underground, extend along a nine-kilometre trend informally referred to as the Peak Mine Corridor. The four operating mines, from south to north are Perseverance, Peak, Chesney and New Cobar. The Peak and Perseverance ore bodies are accessed via a shaft and surface decline located at the Peak site. The New Cobar and Chesney ore bodies are accessed via a decline near the base of the historic New Cobar open pit. The Peak site hosts the processing facility and administration buildings.

Power is supplied to the Peak Mines through its connection to the NSW state grid through a substation located adjacent to the mine site. Water is supplied via a pipeline from Cobar, which is initially sourced via a pipeline from Nyngan that connects to the Macquarie River.

PGM’s mineral rights consist of approximately 77,320 hectares of mining leases and exploration licenses, including 33,832 hectares subject to option agreements. The exclusively owned rights include: four consolidated mining leases covering the Tharsis to the Peak Mines area, the Coronation-Beechworth area and the Queen Bee area; a mining lease; a mining purposes lease; and seven exploration licenses. Two of the exploration licenses are held under option agreements with Zintoba Pty Ltd. (on exploration lease EL 5982), in which PGM maintains a 75% interest, and with Lydail Pty Ltd. (on exploration lease EL 6127), in which PGM maintains an 87% interest. All mineral rights and related property interests are reviewed regularly to identify any payments or commitments required to maintain such interests.

PGM is a party to a Native Title determination application filed in the Federal Court in Sydney, Australia by the Ngemba, Ngiyampaa, Wangaaypuwan and Wayliwan Peoples. The claim is made over an area that includes PGM’s tenements and

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PGM is a party in the proceedings to participate in negotiations with respect to any final determination. Native title claims in Australia may impact applications for changes to existing authorizations or new authorizations. Typically, such native title claims are determined without a trial; they are either dismissed, or a consent determination is negotiated by the parties to the claim.

PGM is required to pay a production royalty to the NSW Government Office of State Revenue of approximately 3% of gross revenue, before treatment charges and all other costs.

History

There has been sporadic gold and copper mining in the Cobar mining district since the 1870s. The district was historically better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century. Notable gold mining activity before the mid-1900s was limited to the New Occidental mine (now closed), which produced 700,000 ounces between 1935 and 1952.

Various companies conducted exploration in the district from the late 1940s to late 1970s with no significant success. In early 1980, Rio Tinto plc acquired the leases containing the New Occidental, New Cobar and Chesney mines. The Peak gold deposit was discovered in 1981. Between 1982 and 1985, a total of 30,840 metres was drilled to delineate the Peak deposit, and a Pre-Feasibility Study was prepared in October 1985. PGM, originally a subsidiary of Rio Tinto plc., was formed in 1987 to develop the deposit, and commercial production commenced at the Peak Mines in 1992.

Subsequent exploration and investigations led to further development. In December 2001, development of the Perseverance deposit was approved. The New Cobar mine, a trial open pit, was developed in 1998 and operated from 2001 until 2005. In 2005, a decline was completed from the New Cobar open pit to access Mineral Reserves beneath the pit.

On June 30, 2008, New Gold, Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd., the parent company of PGM, completed a business combination and asset acquisition, which resulted in Metallica and Peak Gold Ltd. becoming subsidiaries of New Gold.

Geological Setting and Mineralization

The Cobar mining district, referred to locally as the Cobar Gold Field (“CGF”), comprises a north-trending belt of historical gold and base metal mines located east of Cobar, extending from the Peak and Perseverance mines, south-southeast of Cobar, to the Tharsis workings, north of Cobar. The CGF is located on the eastern margin of the Early Devonian age (402 million to 385 million years ago) Cobar Basin, which lies within the northern part of the Central Belt of the Lachlan Orogen, and is marked by increased folding and faulting along a zone referred to as the Rookery Fault system.

The Peak Mines occupy a nine-kilometre section of the regional Rookery Fault shear zone along the eastern margin of the Cobar sedimentary basin, referred to informally as the “Peak Mine Corridor”. The mineral deposits occur within high strain zones of structural deformation characterized by intensely cleaved zones, shears and faults. Individual deposits have characteristically steep-dipping pipe-like geometries with uniformly short strike lengths (less than 300 metres), narrow widths (10 to 30 metres), and extensive vertical dimensions. For example, the Peak and Perseverance deposits have vertical extents of 500 to 700 metres. The Chesney and New Cobar deposits are currently defined over a shorter vertical range, however, all of the deposits remain open at depth. Mineralization is typically polymetallic, ranging from gold-copper-lead-zinc at Peak and Perseverance, to gold-copper at New Cobar and Chesney. The gold mineralization occurs as discrete lenses within the broader envelopes of base metal mineralization. Copper typically occurs as chalcopyrite. Lead and zinc are present as galena and sphalerite.

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Exploration and Drilling

Mining and exploration have been conducted in the CGF since the late 1800s. Exploration techniques have included geologic mapping, geochemical and geophysical surveys, and surface and underground drilling. The Peak Mines’ Geology Department hosts a large library of technical documents, including underground survey data, production records, and drill hole data.

The relatively small and discontinuous nature of the Peak Mine ore bodies requires that exploration and resource delineation drilling to replace mined reserves and develop new resources takes place on a continual basis.

Exploration and resource delineation drilling conducted at Peak Mine during 2015 totalled 88,182 metres in 412 holes. Exploration drilling in 2015 at the north end of the Peak Mine Corridor at Great Cobar confirms continuity of mineralization in the Anjea copper-gold and lead-zinc-silver lenses discovered in 2013, over dimensions measuring approximately 1,000 metres vertically, 150 to 200 metres along strike and 30 to 80 metres in width. Underground drilling at the southern end of the Peak Mine Corridor at Perseverance delineated the Chronos gold-lead-zinc-copper zone, discovered in late 2014, over a vertical height of 280 metres, a strike length of 40 to 50 metres and an average true width that ranges from 10 to 25 metres. Chronos intersects the top of the Perseverance deposit at a vertical depth of approximately 850 metres from surface and remains open along strike to the north and south and upward for an additional 450 to 500 metres toward the surface. Additional information regarding the exploration activities at Peak Mines is available in the news release “New Gold has continued exploration success at the Peak Mines” dated November 15, 2015 on www.sedar.com.

All drilling is performed by independent contractors under PGM’s direct supervision. All near-mine drill-hole collars are surveyed by the mine surveyors. Underground drill holes are subject to down-hole surveys as drilling progresses.

Sampling and Analysis

All exploration and mineral resource delineation and reserves definition is done by diamond bit core drilling. PGM currently samples all core at nominal one metre intervals. PGM utilizes a combination of core drilling and RC drilling for earlier stage exploration campaigns. RC holes are sampled using face-sampling hammers to minimize sample contamination from drill hole walls. An RC sample may ultimately comprise a one, two or four metre composite, depending on the resolution required. Core and RC sampling methods are considered reasonable for the style of mineralization and samples are considered representative and free of sampling-introduced bias.

All samples are stored on-site in a secure shed, which is behind an electronic gate manned by security personnel 24 hours a day. Samples are transported to ALS Geochemistry in Orange, NSW, an independent ISO-certified assaying laboratory, and are subject to preparation and analysis according to accepted industry standards. The remaining pulps are returned to PGM for storage.

All drill samples are analyzed for gold, copper, lead, zinc, silver, iron sulphur, and bismuth. For gold and base metals assaying, current site QA/QC practices include routine use of: certified standards and blanks; replicate and duplicate samples; laboratory standards and blanks; calibration of density recording equipment; umpire laboratories; check assays; and field duplicates. Data are automatically subjected to QA/QC validation as part of the drilling database loading process, and flagged if outside acceptable limits.

Mineral Processing and Metallurgical Testing

Metallurgical testing is completed on an ongoing basis for each of the four operating mines, following a strategy to identify variance between different ore lenses and/or stopes within each of the deposits. Results of mineralogical

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analysis suggest gold is generally present as native gold and electrum in lenses located within the base metal sulphide mineralization envelope. Copper is present as chalcopyrite.

In addition to mineralogical analysis, metallurgical testing focused on gravity recoverable gold content, comminution parameters and flotation. Flotation testing is used to characterize copper recovery, concentrate grade, and deleterious element content. Flotation tails are evaluated for gold recovery via bottle roll cyanidation testing. Localized elevated lead, zinc, bismuth and antimony concentrations in the ore may pose an economic concern for the copper concentrate produced. The concentrate is evaluated for levels of each of these elements and mineral processing techniques are used to minimize the overall content of lead and zinc in the final concentrate.

Metallurgical tests have also shown that the increased oxidation typical of upper and transitional level ores at Chesney and Peak may lead to poor copper recovery from the flotation circuit and a corresponding increase in oxygen demand and cyanide consumption in the leach circuit. Similarly, elevated pyrrhotite levels at Perseverance may also drive up oxygen demand.

Mineral Resource and Mineral Reserve Estimates

The Peak Mines Mineral Reserves, effective of December 31, 2015, are summarized in the “Mineral Reserve Estimates” tables. See “Description of the Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves.”

The Peak Mines Mineral Resources, effective of December 31, 2015, are summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)”, and “Inferred Mineral Resource Estimates,” tables. See “Description of the Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources.”

Mining Operations

Mining operations at the Peak Mines currently comprise four distinct underground zones. Current mining is from zones contiguous with, or near, mined out areas. Production operations have been underway at Peak since 1992, at Perseverance since 2003, at New Cobar underground since 2005, and at Chesney since 2009.

Mining Methods

At Peak, the mining is done by bench stoping. At Perseverance, New Cobar and Chesney, a combination of bench stoping and open stoping is utilized. The deposits are considered amenable to this mining method due to their depth and geology. Underground development is carried out using standard electric-hydraulic twin-boom jumbo drills with emulsion for blasting. Drifts are driven along strike in the ore on each level, a slot is developed and ore is blasted into the void. Ore is extracted and waste rock is used to backfill the void.

Footwall or hanging wall drives are developed in ore bodies of long strike lengths and widths greater than eight metres. Waste rock is introduced to the mined out section for stability and to reduce the need for pillars. Cemented rock fill has been incorporated at the Peak Mines specifically for use at Perseverance to increase stope stability and maximize ore recovery.

During the first half of 2015, the main stoping area of the Perseverance ore body experienced geotechnical challenges resulting in reduced production from this ore body during 2015. Work to address the geotechnical issues was completed during the second quarter of 2015.

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Recovery Methods

Ore from the New Cobar and Chesney deposits is hauled by highway trailer to a run-of-mine stockpile. Ore from the Perseverance and Peak deposits is crushed underground and hoisted to a surface stockpile at the Peak mine shaft. It is discharged onto a surface stockpile and fed to the SAG mill feed conveyor. Stockpiled ore from New Cobar and Chesney is reclaimed by front end loader and blended via a hopper onto the SAG mill feed conveyor.

Gold and silver are recovered as a concentrate in a gravity circuit by batch centrifugal concentrators, leached in an intensive leach reactor by cyanidation, then electrowon. Copper and gold are recovered as a copper concentrate by a conventional flotation circuit. The concentrate is thickened, filtered, and stockpiled before transporting to a third-party smelter for further processing. A second method of gold and silver recovery is by cyanidation leaching of the flotation tailings followed by carbon stripping, electrowinning and smelting to produce gold doré bars. Overall, metal recoveries are approximately 92% and 90% for gold and copper, respectively.

Environmental Conditions

PGM has a responsibility under state law to rehabilitate areas of historic and current mining activities on its leases to an agreed end land use. A closure plan is updated yearly. As at December 31, 2015, PGM was required to post reclamation security of A$21.1 million with the NSW Department of Trade and Investment and had lodged this security in the form of an irrevocable standby letter of credit. The undiscounted closure cost liability for the Peak Mines as at December 31, 2015 is estimated to be A$24.9 million. The Company expects to incur this obligation between 2016 and 2025.

Economic Analysis

The projected life of the Peak Mines extends to 2021 based on Mineral Reserves.  During 2015, the Peak Mines produced 89,852 ounces of gold at total cash costs of $791 per ounce and all-in sustaining costs of $1,071 per ounce.  The Peak Mines’ 2015 co-product cash costs were $858 per ounce of gold and $2.00 per pound of copper.  The Peak Mines are expected to produce 80,000 to 90,000 ounces of gold in 2016 at total cash costs of $800 to $840 per ounce, and all-in sustaining costs of $1,020 to $1,060 per ounce.  2016 cash costs guidance assumes a $2.00 per pound copper price, $14.00 per ounce silver price and a foreign exchange rate of AU$1.40 to one United States dollar.  Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures.  See “Non-GAAP Measures” on page 4. Capital expenditures at the Peak Mines are expected to be $12 million in 2016. Below is a breakdown of expected capital expenditures and expected all-in sustaining costs at the Peak Mines for 2016.

2016 Expected Capital Expenditures(1)		2016 Expected All-in Sustaining Costs/oz
Sustaining Capital(2)	$12	Total Cash Costs	$800 – $840
Growth Capital(2)	-	Sustaining Expenditures(3)	~$220
Total	$12	Total All-in Sustaining Costs	$1,020 – $1,060

(1) In millions.

(2) Based on the Company’s 2016 estimated capital expenditures. Sustaining capital excludes expenditures related to growth-related initiatives. Growth capital excludes sustaining capital.

(3) Includes sustaining capital expenditures, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.

Exploration and Development

Current and future exploration at the Peak Mines comprises a combination of near mine exploration and resource development around the known ore bodies along the Peak Mine Corridor and earlier stage exploration toward new discoveries on PGM’s mineral tenure along the regional scale Rookery Fault trend. The main focus of exploration drilling in 2016 will be the addition of Mineral Resources at Chronos and Anjea.

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Cerro San Pedro Mine, Mexico

The Cerro San Pedro Mine is an open-pit gold and silver heap leach operation located in central Mexico in the state of San Luis Potosí, approximately 400 kilometres north of Mexico City and 14 kilometres east of the city of San Luis Potosí. The mine is operated by the Company’s wholly owned subsidiary, MSX.

The mineral rights at the Cerro San Pedro Mine consist of 16 mineral concessions covering an area of 7,871 hectares. The mineral concessions begin to expire in December 2036 through March 2062. The surface rights to the Cerro San Pedro Mine are controlled by private parties and ejidos (communal agrarian entities). MSX holds a Temporary Occupancy and Right of Way Authorization for land belonging to certain local ejidos, providing surface rights access over the life of the mine. Franco-Nevada holds a 1.95% gross value royalty relating to the Cerro San Pedro Mine.

The Cerro San Pedro Mine has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. After public consultation, on March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the EIS. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine, such as the municipal functioning license, have durations of one year and others of one quarter, or other periods that are shorter than the remaining mine and leach pad life.

Mining Methods

Mining at Cerro San Pedro is performed through a conventional truck/loader open pit mining method with equipment provided by a mine contractor. Run-of-mine ore is hauled directly to the leach pad for processing. In 2015, mine production was a nominal 80,000 tonnes per day of total material, including a nominal 56,000 tonnes per day of ore. The Cerro San Pedro Mine is projected to conclude mining operation activities in 2016 based on current Mineral Reserves, followed by several years of residual leaching, subject to recovery performance and future gold and silver prices.

Recovery Methods

Ore is processed by heap leaching with a Merrill-Crowe processing circuit that recovers both gold and silver. At the leach pad, a weak cyanide solution is applied to dissolve the gold and silver. Lime is added to the ore to ensure a basic leach solution so that the precious metals remain soluble. The leach solution is distributed over the leach pads using the drip method which saves water. The pregnant solution is collected in the Merrill-Crowe plant where zinc is added to precipitate gold and silver. The precipitate is collected and sent to a furnace where impurities are removed and doré bars poured. Doré is shipped from site to major refiners where the silver and gold are further refined to bullion. Gold is sold to bullion banks or gold trading counterparties either at the time that doré leaves site, with advance cash payment financed via an adjustment to the spot price, or sold on the spot market when out-turned at the refinery. Current life-of-mine recovery is estimated to be 55% gold and 20% silver.

Economic Analysis

During 2015, the Cerro San Pedro Mine produced 105,512 ounces of gold and 1,465,253 ounces of silver at total cash costs net of by-product sales of $865 per ounce, and all-in sustaining costs of $879 per ounce.  Cerro San Pedro’s 2015 co-product cash costs were $910 per ounce of gold and $12.19 per ounce of silver.  Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures.  See “Non-GAAP Measures” on page 4.

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The Cerro San Pedro Mine is expected to produce 60,000 to 70,000 ounces of gold in 2016 at total cash costs of $755 to $795 per ounce, and all-in sustaining costs of $765 to $805 per ounce.  2016 cash costs guidance assumes a $14.00 per ounce silver price and a foreign exchange rate of 18 Mexican pesos to one United States dollar.  Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures.  See “Non-GAAP Measures” on page 4.

See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates” for the updated Cerro San Pedro Mineral Resources and Mineral Reserves, each effective December 31, 2015.

Mine Closure

The schedule for completing the activities relating to the closure of Cerro San Pedro is dictated by the EIS. The site reclamation must be completed within four years of final processing, including residual leaching. MSX is required to post reclamation security of approximately $19.4 million with the Mexican environmental regulatory agency, SEMARNAT, under the general law for ecological balance and environmental protection. As at December 31, 2015, the Company has posted this security in the form of an irrevocable standby letter of credit. The undiscounted closure cost liability for the Cerro San Pedro Mine as at December 31, 2015 is estimated to be $23.8 million. New Gold expects to incur this obligation between 2016 and 2026.

Rainy River Project, Canada

Project Description, Location, Access, Infrastructure and Other Information

The Rainy River Project is an advanced-stage gold project located in the southern half of Richardson Township, approximately 50 kilometres northwest of Fort Frances in northwestern Ontario, Canada. Regional population centres Kenora and Thunder Bay lie 162 kilometres to the north and 418 kilometres to the east, respectively. Access to the Project area is via secondary all-weather roads branching off Trans-Canada Highways 11 and 71. An east-west rail line is located 21 kilometres to the south, populated by a number of small towns and villages. Infrastructure and local terrain are accessible, with numerous gravel/paved roads, power and water resources and areas for tailings management facilities available within close proximity. Personnel for the Project, including skilled trades and professions, will be sourced through a combination of local hiring and recruitment. New Gold has ongoing dialogue with local communities in the area surrounding the Rainy River Project about other economic benefits of the Project, including the development of local infrastructure. Temperature extremes range from 35 degrees Celsius to minus 40 degrees Celsius. Annual precipitation averages approximately 60 centimetres rainfall and 150 centimetres snowfall. Mining activities will be conducted year-round.

Power is available via a provincial transmission line approximately 17 kilometres to the east of the Project. There is a supply of water in the area from the Pinewood River, and a pipeline will be constructed from the Pinewood River to the site. A site water management pond will contain water for mineral processing. Other infrastructure planned for construction include open pit and underground mine infrastructure, the processing plant, tailings facility and administrative offices.

New Gold acquired the Rainy River Project through its purchase of RRRL in 2013. In addition, effective January 1, 2015, the Company acquired Bayfield Ventures Corp., including a 100% interest in six patented mining rights claims and six unpatented claims totaling approximately 11 square kilometres adjacent to the Rainy River Project. As at January 1, 2016, the Rainy River Project occupied approximately 204 square kilometres, comprising 236 patented mining rights and surface rights claims (including 21 leasehold interest mining claims) and 60 unpatented claims, which rights and claims are either owned by New Gold or which New Gold has the right to acquire pursuant to option agreements. All

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unpatented claims are in good standing and assessment work credits are sufficient to maintain that standing for several years.

All claims are held in the name of New Gold except four patented claims in which the Company has the option to acquire a 100% interest. The currently defined Mineral Reserves and Mineral Resources lie largely within nine patented claims held in the name of New Gold. Portions of the presently defined Mineral Reserves and Mineral Resources are covered by either a 2% NSR royalty or a 10% net profits interest royalty. In addition, New Gold has agreed to financial participation in the Project in the form of royalties in favour of certain First Nations.

In July 2015, New Gold entered into a $175 million streaming agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold. Pursuant to the agreement, Royal Gold will provide New Gold with a deposit of $175 million, to be used for the ongoing development of the Rainy River Project, in return for: (i) 6.5% of the project’s gold production up to a total of 230,000 ounces of gold, and 3.25% of the project’s gold production thereafter; and (ii) 60% of the project’s silver production up to a total of 3.1 million ounces of silver, and 30% of the project’s silver production thereafter. In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. Royal Gold paid $100 million of the deposit on signing of the agreement, with the remaining $75 million to be paid when 60% of the project development capital has been spent and other customary conditions precedent have been satisfied.

Terrain in the vicinity of the Rainy River Project is dominated by a distinct northwest to southeast divide known as the Rainy Lake – Lake of the Woods Moraine. Topography is relatively gentle, with relief ranging from zero southwest of the divide to up to 90 metres northeast of the divide. In areas of low relief, bedrock typically is overlain by glacial till, thick silts and clays and, in poorly drained areas, by thick peat that can impede exploration.

Environmental Liabilities and Permits

On January 30, 2015, New Gold announced receipt of both the Federal EA and Provincial EA approvals for the Rainy River Project. Since then, several key federal construction-related permits have been issued, while provincial construction and operations phase permits are progressing in line with the project development schedule. The required mine waste Schedule 2 authorization from Environment Canada is expected by the end of 2016.

The mine closure plan was accepted by the Ontario Ministry of Northern Development and Mines on February 23, 2015. Concurrent with submission of the final version of the closure plan the Company posted an initial reclamation bond of C$14.3 million for the Project. As of December 31, 2015, additional bonding of C$66.4 million has been posted pursuant to the Closure plan. The Project’s bonding requirement will increase through the initial years of the Project according to the phasing plan, in line with expected development and operational activities at the site.

First Nations and Other Aboriginal Groups

In 2012, RRRL and six Rainy River area First Nations entered into a Participation Agreement with respect to the development and operation of the Rainy River Project.  The Participation Agreement identifies key project milestones to be met through mutual cooperation and consultation with the First Nations as the Project progresses.  In 2014 the Company concluded an Impacts and Benefits Agreement with Naicatchewenin First Nation and Rainy River First Nations embracing commitments to environmental and sustainable development and ensuring that First Nation communities and members benefit from opportunities resulting from the Project in their traditional territory. The Company also concluded Participation Agreements with the Métis Nation of Ontario in 2014, and the Big Grassy River First Nation in January, 2015. The Participation Agreements provide for how the local Métis community and the Big Grassy River First

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Nation community, respectively, will benefit from the development of the Rainy River Project and throughout the life of the mine.

New Gold has ongoing dialogue with local communities and various First Nations in the area surrounding the Rainy River Project and anticipates completion of additional agreements with other Aboriginal groups.

History

Exploration commenced in the Rainy River area during the period 1967 to 1989, during which time the Ontario Geological Survey conducted sporadic geologic mapping, and companies including Noranda, International Nickel Corporation of Canada, Hudson’s Bay Exploration and Development and Mingold Resources were active in the area.

Nuinsco Resources Limited (“Nuinsco”) initiated exploration of the area in 1990. During the period 1993 through 2004, Nuinsco engaged in geologic mapping, soil and grid sampling, magnetic and IP surveys and Landsat studies. Additionally, Nuinsco completed 597 reverse circulation holes and 217 diamond drill holes (49,515 metres) during the period. The program resulted in the discovery of three significant zones of gold mineralization (the 17, 34 and 433 Zones). Nuinsco drilled a final eight diamond drill holes (1,549 metres) in 2004 to test the depth continuity of the 34 Zone.

RRRL acquired a 100% interest in the Rainy River Project from Nuinsco in June 2005. RRRL re-logged portions of historical core, established a GIS database, conducted petrographical studies, and carried out airborne and ground-based geophysical surveys. During the period 2005 through 2007, RRRL drilled more than 100 reverse circulation holes and 209 diamond drill holes (95,340 metres), sufficient to complete the first of a number of mineral resource estimates. Additional diamond drilling by RRRL from 2008 through February 2011 totaled 449 diamond drill holes (239,329 metres).

A Preliminary Economic Assessment was published in December 2011 and updated in October 2012 based on an additional 375 diamond drill holes (181,682 metres) drilled from March to December 2011. RRRL published a Feasibility Study for the Project in May 2013 based on 1,435 diamond drill holes (662,849 metres) representing drill results through June 10, 2012.

RRRL drilled an additional 225 diamond drill holes (77,969 metres) between August 2012 and June 2013, focusing on the Intrepid Zone situated one kilometre east of the proposed open pit. By June 2013, a number of significant gold mineralized zones had been defined over a 3.5-kilometre strike length. New Gold completed an Update Feasibility Study in January 2014 incorporating these results.

Geological Setting and Mineralization

The Rainy River Project lies within the Rainy River Greenstone Belt, part of the larger Late Archean Wabigoon Subprovince of komatiitic to calc-alkaline metavolcanics overlain by clastic and chemical sediments and intruded by granitoid batholiths. The intrusions deformed their host rocks into synformal structures, often producing shear zones along the axial planes. The Archean rocks are overlain by remnant Mesozoic sediments and Quaternary Labradorian till of northeastern provenance containing anomalous gold grains, auriferous pyrite and copper-zinc sulphides. The till is overlain by glacially-derived clays, silts and younger till of western provenance.

Rocks within the immediate project area comprise a series of tholeiitic mafic rocks structurally overlain by calc-alkalic intermediate to felsic metavolcanic rocks. Intermediate dacitic rocks host most of the gold mineralization.

Three main styles of gold and silver mineralization have been identified within a large cluster of multiple deposits: gold-bearing sulphide ± quartz stringers and veins in felsic quartz-phyric rocks (ODM/17, Beaver Pond, 433 and HS Zones);

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quartz-ankerite-pyrite shear veins in mafic volcanic rocks (CAP/South Zone); and sulphide-bearing silver-enriched quartz veinlets in dacitic tuffs and breccias (Intrepid Zone). A fourth style of mineralization characterized by copper-nickel-platinum minerals occurs within a small younger mafic-ultramafic intrusion (34 Zone) situated within the main cluster of gold and silver deposits. All deposits show some degree of deformation, excepting the copper-nickel-platinum-bearing type. Most of the gold mineralization identified to date occurs in the sulphide-bearing stringers and veins within the felsic quartz-phyric rocks.

Mineralized zones hosted by the felsic rocks generally follow the regional northwesterly strike and southerly dip of stratigraphy. The largest of these is the ODM/17 Zone extending 1600 metres along strike, 975 metres down dip, with a true width of 200 metres.

The Rainy River mineralization is interpreted to be a hybrid deposit consisting of early gold-rich volcanogenic sulphide mineralization overprinted by shear-hosted mesothermal gold mineralization associated with regional deformation. A final stage of magmatically-driven hydrothermal mineralization in the main auriferous zones crosscuts both types of earlier mineralization.

Exploration and Drilling

Exploration and drilling undertaken in the project area prior to New Gold’s acquisition of the property are summarized in the section entitled “History”.

Since New Gold’s acquisition of the Rainy River Project in August 2013 the Company has focused its exploration efforts within a five kilometre radius of the central mine development area. As a result of this work the Company has identified a number of new exploration targets, both in the immediate vicinity of the deposit and within its broader property holdings. During 2014 and 2015 the Company drilled 245 core holes totalling 73,620 metres to evaluate the potential to extend the known mineral resource and test new exploration targets in the general vicinity. 96 of these (17,412 metres) were condemnation and geotechnical holes, while 149 (56,208 metres) were exploration holes. The results of this drilling have been incorporated into the Mineral Resource estimate (as of December 31, 2015) for the Project.

Drilling procedures conducted by Nuinsco from 1994 to 1998 are not well documented. Drilling carried out from 2005 through 2015 by RRRL, Bayfield Ventures and New Gold have utilized predominantly NQ diameter core tools. Some deeper holes have been collared in HQ diameter and later reduced to NQ diameter to attain target depths. PQ diameter was utilized for certain metallurgical samples. Both RRRL and New Gold have realized excellent core recovery and have surveyed all drill holes and collars according to accepted industry standards. The drilling procedures utilized by RRRL and New Gold are considered consistent with industry best practices and the quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs completed by RRRL and New Gold are considered sufficient to support mineral resource estimation.

Sampling and Analysis

There are no records describing the sampling and analytical methods used by Nuinsco during its drilling programs. Mineralized sections of core were re-sampled and analyzed by RRRL to incorporate into the drill database.

Sampling and analysis of core has been conducted via industry best practices under New Gold, RRRL and Bayfield Ventures drilling programs. Sampling was typically conducted at nominal 1.5 metre intervals, though Bayfield Ventures sampling intervals vary from 0.5 to 1.5 metres in length. Core was sawn and half placed in sample bags for laboratory analysis. Certified reference standards, blanks and duplicates were systematically inserted into the sample batches to be

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shipped to the lab. Samples were collected on site by a Fort Frances shipping company and delivered directly to the laboratory.

RRRL used two principal accredited laboratories for analyses: ALS Vancouver, British Columbia from 2005 to 2006 and from early 2011 onward; and Accurassay Laboratories in Thunder Bay, Ontario from 2006 to 2011. Bayfield Ventures’ drill core was analyzed by Activation Laboratories (“Actlabs”), an accredited laboratory located in Thunder Bay, Ontario. New Gold uses ALS for its Rainy River Project analyses. These laboratories use standard industry analytical procedures: fire assay procedures for precious metal analyses; aqua regia digestion and atomic absorption spectrometry for metal analyses. Each laboratory employs an internal QA/QC program in accordance with its accreditation requirements.

Data verification includes site visits to inspect procedures, QA/QC data validation and examination of database accuracy. An overall improvement in the performance of quality control samples has been noted since ALS’s 2011 reinstatement as primary laboratory. The overall results of data verification to date indicate the data collected from the Rainy River Project adequately reflect deposit dimensions, style, and true widths of mineralization; adequately support the geological interpretations; and are of sufficient analytical and database quality for use in mineral resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testing was performed to evaluate the mineralogy of the deposit and contribute to the design of the Rainy River Project’s processing plant and tailings facility. A number of studies and tests were performed as part of the testing program, including mineralization, comminution, gravity separation, flotation, flotation concentrate leaching, whole ore leaching, cyanide destruction testwork and environmental testwork. It was determined that whole rock leaching with gravity separation was the most economical processing alternative for the ore mainly because, among other reasons, it required less energy and cyanide inputs than other processing alternatives.

Mineral Resource and Mineral Reserve Estimates

The Rainy River Project Mineral Reserves, effective December 31, 2015, are summarized in the “Mineral Reserve Estimates” table. See “Description of Business – Summary of Mineral Resources and Mineral Reserve Estimates – Mineral Reserves”.

The Rainy River Project Mineral Resources, effective December 31, 2015, are summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

Mining Operations

The Rainy River Project is planned to be an open pit and underground mining operation with production of 21,000 tpd (19,500 tpd from the open pit and 1,500 tpd from underground operations). Expected mine life is 14 years, not including two pre-production years. Low grade ore stockpiles will be processed in years nine to 14. In January 2015, EA approval was received from both the federal and provincial governments and the provincial closure plan was subsequently accepted in March, 2015. Construction began in the second quarter of 2015, and has continued to advance with first production on target for mid-2017.

Mining Methods

Surface mining of the Project will use a conventional truck/shovel open-pit mining method, with 10 metre benches. The pit was designed considering the geology of the bedrock, which is considered to have a good rock mass rating and geological strength index for an open pit design.

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Underground reserves will be mined by longhole open stope backfilled with cemented aggregate fill. Rock mass conditions are generally good and little water ingress is anticipated. Total underground waste rock to be extracted is approximately 2.9 million tonnes, a portion of which will be used for rock fill.

Recovery Methods

Run-of-mine material will be delivered to a common gyratory crusher for size reduction, stockpiling and delivery to the processing plant. The processing plant will be a SAG/ball mill/crusher circuit feeding a whole-ore-leach gold-silver recovery plant at a milling rate of 21,000 tpd, or 7.7 mtpa. A portion of the coarser material will be subjected to a gravity circuit. The gravity concentrate will be sent to a cyanidation reactor and electrowinning cell for gold and silver extraction. Ground mineralized material will be thickened, passed through a leaching and carbon-in-pulp extraction circuit, and subjected to carbon stripping and electrowinning prior to being smelted into a gold-silver doré. Life-of-mine recoveries are expected to be 91% for gold and 64% for silver.

Environmental Conditions

There is no evidence of historic mining activities in the Project area. Existing environmental liabilities are related to the exploration activities of New Gold and its predecessor companies and the construction activities of New Gold. See “Environmental Permits and Liabilities”.

Economic Analysis

The Rainy River Project has Proven and Probable Mineral Reserves of over 3.8 million ounces of gold and 9.4 million ounces of silver and is expected to have a 14 year mine life. It is expected to produce an average of approximately 325,000 ounces of gold and 480,000 ounces of silver annually for the first nine years of full production.  The open pit operation is expected to produce 81% of the gold and 86% of the silver with the remainder of production from underground operations.

Total development capital costs are estimated to be $877 million, based on the development capital spent to date and assuming an exchange rate of C$1.40 to one United States dollar for the remaining capital. Development capital is expected to comprise approximately 80% Canadian dollar and 20% United States dollar expenses. Total sustaining capital is estimated to be $342 million, assuming an exchange rate of C$1.25 to one United States dollar. Life-of-mine total operating costs are estimated to be $15.8 per tonne milled.  Average cash costs per ounce of gold are projected to be $570 for the first nine years and $595 over the life of mine.  Average all-in sustaining costs per ounce of gold are expected to be $670 for the first nine years and $699 over the life of mine. Total operating costs per tonne milled, total cash costs per ounce and all-in sustaining costs per ounce assume a $15.00 per ounce silver price and an exchange rate of C$1.25 to one United States dollar.  Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures.  See “Non-GAAP Measures” on page 4. Below is a breakdown of estimated development capital expenditures for the Rainy River Project. The total project development capital spending through December 31, 2015 was $308 million. In 2016, the Company plans to spend approximately $500 million on the development of Rainy River with the balance to be spent in the first half of 2017.

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Rainy River Project Estimated Development Capital Expenditures(1)
Direct Capital Costs
Mining	$161
On-Site Infrastructure	$92
Process Plant	$304
Tailings Facility	$65
Access Corridor	$19
Off-Site Facilities	$22
Total Direct Capital Costs	$663

Total Owners’ and Indirect Capital Costs	$214

Total Project Development Capital Costs	$877
(1)In millions.

The after-tax net present value of the Rainy River Project at a 5% discount rate is projected to be $759 million. The after-tax internal rate of return is estimated to be 14.8%, with a payback period of 5.3 years. Net present value is discounted to December 31, 2015 and excludes historical project development costs. Internal rate of return and payback period are inclusive of all project development costs. The foregoing estimates are based on annual average gold prices of $1,200 per ounce, silver prices of $15.00 per ounce and an exchange rate of C$1.25 to one United States dollar. They include proceeds from the streaming agreement with Royal Gold and assume the second installment of stream proceeds is paid in mid-2016. In addition, they are based on the allocation of certain corporate tax attributes as between New Gold’s other operations in a manner consistent with the approach currently used in New Gold’s tax returns.

Exploration and Development

Construction of the mine, plant and associated infrastructure commenced following receipt of construction permits in the first quarter of 2015. The total project development capital spending through December 31, 2015 was $308 million. Overall construction progress at the end of 2015 was 21% complete, including plant site earthworks being over 85% complete and concrete placement over 40% complete.

Exploration activities planned for 2016 will involve continued focus on identifying exploration targets within a five- kilometre radius of the mine development area. The 2016 development program is expected to advance overall construction to 75%:

•	Ramp up of pre-production mining activities;

•	Commission additional mobile equipment;

•	Complete concrete and steel work for the processing plant by mid-year;

•	Advance mechanical, piping, electrical and instrumental installation in processing plant to 50% completion;

•	Complete water management pond and commence storage of water for start up;

•	Complete and energize transmission line; and

•	Advance tailings dam construction to 60%.

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In 2017 the Company will continue to progress the process plant, tailings and water management facilities construction and complete construction activities for commencement of operations in mid-2017.

Blackwater Project, Canada

The following disclosure does not contain detailed information pertaining to the Capoose, Auro and Key claim blocks, which are peripheral to the Blackwater deposit.

Project Description, Location, Access, Infrastructure and Other Information

The Blackwater Project is an advanced-stage gold-silver project located in central British Columbia, approximately 110 kilometres southwest of Vanderhoof and 450 kilometres northeast of Vancouver. The project site is readily accessible by forest service and mine road. A new 16-kilometre road is planned to connect the project site with the Kluskus Forest Service Road. Helicopter access is available from bases in Vanderhoof, Quesnel or Prince George. The climate in the Project area is sub-continental, characterized by brief warm summers and long cold winters. It is expected that mining activities will be conducted year-round.

The closest connection to the provincial power grid is 140 kilometres from the Blackwater Project. An overland transmission line is planned to connect to the provincial grid. Freshwater requirements will be met by pumping water from Tatelkuz Lake via a 20-kilometre long pipeline. On-site infrastructure planned to be constructed include a 60 kt/d process plant facility, open pit mine infrastructure, tailings facility and administrative offices.

As at December 31, 2015, New Gold holds a 100% interest in 232 mineral claims covering an area of 1,058 square kilometres distributed among the Blackwater, Capoose, Auro and Key claim blocks. To keep claims in good standing, a minimum value of work or cash-in-lieu is required annually. The required cash-in-lieu to maintain a mineral claim for an anniversary year is double the value of exploration and development that would be required to maintain the claim. Six claims are due for renewal in 2016, with the remainder in good standing until 2022.

The Blackwater deposit spans one Davidson claim (Tenure No. 509273), the Dave claim (Tenure No. 515809) and the Jarrit claim (Tenure No. 515810) within the greater Blackwater claim block (75 mineral claims covering 30,578 hectares). The majority of the Blackwater claims are located on Crown lands and none are known to overlap any legacy, Crown-granted mineral claims or no-staking reserves. A variety of surface use permits, licenses and authorizations have been granted across the Project area, but none are expected to significantly impact mine design and estimated costs.

The deposit is located on the north slope of Mt. Davidson, and the proposed Project infrastructure will be sited predominantly in the Davidson Creek watershed. There is sufficient suitable land for future mine infrastructure within the mineral claims. Personnel to support development and operation of the mine can be drawn from British Columbia’s well-developed mining industry. Water for the camp is currently obtained from groundwater wells. The nearest power transmission lines are approximately 100 kilometres to the north.

Property Agreements

New Gold’s 100% interest in the Blackwater claim block is subject to four NSR royalties ranging from 1% to 3%, two of which cover the Blackwater deposit.

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Environmental Liabilities and Permits

The Blackwater Project is subject to review under the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act, 2012. The EA process was initiated in October 2012. The final EA report was submitted for public review by the end of 2015 and public review started in January 2016. New Gold anticipates receiving EA approval late in 2016 or early in 2017.

Mine construction and operation will require a large number of federal and provincial permits, many pertaining to potential impacts on surface water and fisheries. A number of key engineering studies in support of the broader permitting effort were completed in 2015. Various engineering studies required to support permit application preparation will continue in 2016. Approvals for all key permits, licenses, authorizations and certificates necessary to proceed to construction are expected in the second half of 2016 or early 2017.

The federal and provincial permitting requirements include public and First Nations consultations. New Gold consults with provincial and federal ministries and agencies about research, design, permits, and environmental assessment questions and issues as they arise. The Company continues to engage a number of First Nations groups who have interests in the Project area, including discussions regarding Participation Agreements for construction and operation of the mine with key local First Nations.

There is no evidence of historic mining activities in the Project area. Existing environmental liabilities are related to the exploration activities of New Gold and its predecessor companies. The post-mining reclamation objective is wildlife habitat and return of the land for traditional use by Aboriginal groups.

History

Mineralization was discovered on the property by Granges Inc. during a 1973 regional silt geochemical survey. Between 1976 and 1994, Granges conducted surface geochemical sampling, ground and airborne geophysical surveys, trenching, and limited geologic mapping and drilled 6,300 metres in 75 holes. A further 1,333 metres in seven holes were drilled in the winter of 2005-06 by Silver Quest. The work focused on high-grade vein deposits.

In 2009, Richfield recognized the bulk gold potential on the property, optioning the Davidson claims (503050, 509273, 509274, and 509275) from Silver Quest and the Dave and Jarrit Claims from the Rozek family. Richfield subsequently earned a 75% interest in the Davidson Claims and a 100% interest in each of the Dave and Jarrit Claims.

During 2010, Richfield contracted a resistivity and IP chargeability survey which showed good correspondence between known mineralization and survey results. Other notable exploration activities during Richfield’s tenure included a detailed aerial topographic survey, and petrographic, X-ray diffraction and whole-rock lithogeochemical analyses on selected drill samples. During the period from 2009 to 2011, Richfield drilled 134 diamond drill holes totalling 44,684 metres.

In 2011, New Gold acquired Richfield (June 2011) followed by Silver Quest and Geo (December 2011). New Gold amalgamated with all three companies effective January 1, 2012, becoming the direct owner of the Blackwater Project. In 2012, New Gold acquired the Auro Properties from Gold Reach Resources Ltd. and in 2013, New Gold acquired the Key claim block from Troymet Exploration Corporation and staked or optioned a small number of claims outside the immediate Blackwater deposit area.

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Geological Setting and Mineralization

The Blackwater Project is located on the Nechako Plateau, within the Stikine terrane of the Intermontane Belt. The Stikine terrane comprises Jurassic to early Tertiary magmatic arc and related sedimentary rocks.

The Blackwater deposit is hosted by a sequence of andesite, felsic volcaniclastic rock, breccias, and tuff interpreted to belong to the late Cretaceous Kasalka Group. These rocks are overlain by a post-mineral sequence of felsic and mafic volcanics of the Eocene Ootsa Lake Group and underlain by basinal clastic rocks of the late Jurassic Bowser Lake Group. A well-developed system of north-easterly, north-westerly and northerly-striking faults cuts the entire package. Quaternary glacial, colluvial and fluvial deposits obscure most of the bedrock within the immediate project area.

The Blackwater deposit is considered to be an example of a volcanic-hosted, intermediate sulphidation, epithermal-style gold-silver deposit. Host rocks within the deposit are pervasively hydrofractured, pyritized, and altered to a mixture of silica and sericite. Mineralization is typified by gold-bearing polymetallic sulphides (pyrite, sphalerite, marcasite, pyrrhotite) as disseminations and porosity infillings within the fragmental unit of the deposit. Mineralization is strongly controlled by northwest-southeast-trending zones of tectonic brecciation and chloritic gouge and by northeast-trending structural discontinuities. The mineralization is bounded by graben-forming faults to the north and south. A major north-south-trending fault transects the ore body, subdividing it into two distinct geological domains integral to the mineral resource block model.

Drilling has defined the Blackwater deposit as a zone of continuous disseminated gold-silver mineralization extending at least 1,300 metres east-west and at least 950 metres north-south. The vertical thickness of the zone averages 350 metres but ranges up to 600 metres, remaining open at depth to the southwest, north and northwest.

Exploration and Drilling

Exploration and drilling activities conducted before 2012 were carried out by New Gold’s predecessors and are summarized in the section on “History”.

Due to the lack of bedrock exposures in the immediate Blackwater deposit area, geologic information has been obtained primarily by exploration drilling. New Gold’s mapping of pits and road-cut exposures over the deposit support the geological interpretation of the deposit in the subsurface.

A total of 1,149 diamond drill holes (357,507 metres) were drilled in the project area between 2009 and January 2013 for purposes of resource estimation. Of this total, 134 were completed by Richfield, and 1,015 by New Gold. Eighty-one holes totalling 7,633 metres completed by prior owners between 1981 and the end of 2006 represent legacy drilling not used in resource estimation.

Drilling for the period 2009-2013 has been predominantly HQ diameter core. Geotechnical and engineering holes drilled by the Company include 27 metallurgical holes (four HQ size, 23 PQ size), 10 hydrological pilot holes (HQ size), 14 waste rock characterization holes (HQ size), and 109 condemnation holes, 91 of which were reverse circulation holes and 18 of which were diamond drill holes. Core recovery for the 2009-2012 exploration and infill drilling programs averaged 92%, with a median of 96%. All drill holes and collars have been surveyed according to accepted industry standards. The quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs completed by Richfield and New Gold from 2009 to 2013 are deemed sufficient to support Mineral Resource estimation.

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Exploration subsequent to 2013 has focused on targets elsewhere within the Company’s broader land package. During 2014 and 2015 the Company drilled 40 diamond drill holes totaling 16,190 metres to test several exploration targets with generally positive results. The most significant of these (Blackwater South and Key) yielded intercepts into a broad area of intrusive-hosted porphyry and volcanic-hosted epithermal style alteration and mineralization containing locally significant gold, silver, copper, molybdenum within a several square kilometre area extending immediately to the south and west from the Blackwater deposit.

Sampling and Analysis

New Gold conducts drill core sampling and analysis using industry best practices. Core is sampled systematically on one metre composites, split and half placed in sealed bags for laboratory analysis. Certified reference standards, blanks and duplicates are systematically inserted into the sample stream prior to shipment to the lab. Samples are transported to Prince George by truck where the driver waits with the samples in the truck until pick-up for shipment to the laboratory by bonded courier.

New Gold’s primary laboratory for the Blackwater Project is ALS in Vancouver, British Columbia, an independent and ISO accredited lab. Samples are analyzed for gold, silver and a suite of other elements. Gold analyses are performed via fire assay AA finish. Silver analyses have been performed by several methods that mix and match method of digestion (aqua-regia or four-acid) and method of finish (AA or ICP). Multi-element analyses are performed via aqua-regia digestion with an ICP/AES finish. The resulting drill hole database is supported by some 80,000 QA/QC check assays.

Data verification programs include site visits to inspect procedures, QA/QC data validation and database transcription accuracy. Four site inspections have been carried out since 2010. All sampling, analytical, QA/QC, data verification and security procedures used to support geological interpretations and the current Mineral Resource estimate are considered adequate.

Mineral Processing and Metallurgical Testing

An extensive metallurgical testing program was performed to evaluate the mineralogy of the deposit and contribute to the design of the processing plant. A number of studies and tests were performed as part of the testing program, including minerology, comminution, heap leach and column tests, flotation testwork and leach testwork. With the results of this test program, it was determined that whole rock leaching was the most promising processing alternative for the ore.

Mineral Resource and Mineral Reserve Estimates

The Blackwater Project Mineral Reserves estimate is summarized in the “Mineral Reserve Estimates” table. See “Description of Business – Summary of Mineral Resources and Mineral Reserve Estimates – Mineral Reserves”.

The Blackwater Project Mineral Resource estimate is summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables.

Mining Operations

Mining Methods

The Blackwater deposit has been designed as a conventional open pit mining operation. The estimated operating mine life of 17 years will comprise open pit mining for the first 14 years with stockpiles providing feed thereafter. A truck and shovel operation will operate year-round in a pit with 12 metre bench heights. The average life-of-mine operational

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stripping ratio is 1.88:1 excluding pre-stripping. The pit was designed considering the geology, technical, economic and related environmental characteristics of mineral resource to be mined, and location of the deposit.

Recovery Methods

It is anticipated that run-of-mine ore will be delivered to a primary crusher that feeds a whole ore leach gold-silver recovery plant, with a milling rate of 60,000 tonnes per day, or 21.9 million tonnes per year. Ground mineralized material from a conventional milling circuit will be thickened, passed through a leaching and carbon-in-pulp extraction circuit, and subjected to carbon stripping and electrowinning prior to being smelted into a gold-silver doré. Life-of-mine recoveries are expected to be 87% for gold and 49% for silver.

Environmental Conditions

New Gold has conducted extensive environmental baseline studies and is preparing comprehensive environmental management plans for the Blackwater Project. Mitigation plans are in place for potential effects on fish due to flow reductions in Davidson Creek and for potential effects on the whitebark pine species. A fish habitat compensation plan will be implemented to ensure no net loss of fish habitat will result from the operations.

New Gold has posted an irrevocable standby letter of credit totalling approximately C$1.9 million in respect of reclamation security deposits for the Blackwater Project’s Mines Act Permit, gravel pit project and adjacent properties. The undiscounted reclamation liability for the Blackwater Project as at December 31, 2015 is estimated to be $14.1 million.

Economic Analysis

The Blackwater Project has Proven and Probable Mineral Reserves of over 8.2 million ounces of gold and 60.8 million ounces of silver and is expected to have a 17 year mine life. It is expected to produce approximately 485,000 ounces of gold and 1,800,000 ounces of silver annually for the first nine years of full production.

Based on the 2014 Feasibility Study, total development capital costs are estimated to be $1.576 billion, including a $160 million contingency. Life-of-mine total operating costs are estimated to be $11.59 per tonne milled.  The life-of-mine all-in sustaining costs per ounce of gold is expected to be $590. Total cash costs per ounce are based on a $1,200 per ounce gold price, $15.00 per ounce silver price and an exchange rate of C$1.25 to one United States dollar.  Total cash costs per ounce and all-in sustaining costs are non-GAAP measures.  See “Non-GAAP Measures” on page 4. Capital expenditures at the Blackwater Project are expected to be $5 million in 2016. Below is a breakdown of estimated development capital expenditures for the Blackwater Project, assuming an exchange rate of C$1.25 to one United States dollar.

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Blackwater Project Estimated Development Capital Expenditures(1)
Direct Capital Costs
Mining and Preproduction Development	$230
On-Site Infrastructure	$133
Process Plant	$506
Tailings Facility and Water Reclaim	$72
Access Corridor	$10
Off-Site Infrastructure	$102
Total Direct Capital Costs	$1,053

Total Owners’ and Indirect Capital Costs	$363

Contingency	$160

Total Project Development Capital Costs	$1,576
(1)In millions.

The after-tax net present value of the Blackwater Project at a 5% discount rate is $680 million. The after-tax internal rate of return is estimated to be 11.9%, with a payback period of 5.1 years. Net present value is discounted to December 31, 2015 and excludes historical project development costs. The foregoing estimates assume construction begins in 2018 and are based on annual average gold and silver prices of $1,200 per ounce and $15.00 per ounce, respectively, and an exchange rate of C$1.25 to one United States dollar.

Exploration and Development

The Blackwater property offers excellent potential for the future discovery of precious and base metal mineralization that may add to the longer term life of the project. Under the current environment of low metal prices however the Company has determined to suspend its exploration activities at Blackwater until economic conditions improve.

RISK FACTORS

New Gold’s business activities are subject to significant risks, including, but not limited to, those described below. Every investor or potential investor in New Gold securities should carefully consider these risks. Any of the following risks could have a material adverse effect on the Company, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks related to our material properties are discussed in the technical reports and other documents filed by the Company from time to time on SEDAR. In addition, other risks and uncertainties not presently known by management of the Company or that management currently believes are immaterial could affect the Company, its business and prospects.

Changes in Metal Prices

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;

•	global or regional political or economic conditions;

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•	the relative strength of the United States dollar and other currencies;

•	expectations with respect to the rate of inflation;

•	interest rates;

•	purchases and sales of gold by central banks and other large holders, including speculators;

•	demand for jewellery containing gold;

•	investment activity, including speculation, in gold as a commodity; and

•	worldwide production.

The price of gold was $1,060 per ounce as at December 31, 2015, compared to $1,206 as at December 31, 2014. Future metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. Depending on the price of gold, copper and silver, the Company’s cash flow from mining operations may be insufficient to meet its operating needs and capital expenditures, and as a result the Company could experience losses and / or may curtail or suspend some or all of its exploration, development, construction and mining activities (including residual leaching) or otherwise revise its mine plans, and exploration, development and construction plans, and could lose its interest in, or be forced to sell, some or all of its properties.

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Mineral Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition.

From time to time the Company engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity hedging transactions designed to reduce the risk associated with fluctuations in commodity prices will be successful. Hedging may not protect adequately against declines in the price of the hedged commodity. Furthermore, although hedging may protect the Company from a decline in the price of the commodity being hedged, it may also prevent the Company from benefiting from price increases.

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Production Estimates

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. The Company prepares estimates of future production for its operating mines. The Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing. The Company’s actual production may vary from its estimates for a variety of reasons, including, those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar, Australian dollar and Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and by-product metals, the cost of inputs used in mining operations and events that impact production levels.

New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations and financial condition.

Volatility in the Market Price of the Company’s Securities

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and NYSE MKT, and the Company also has warrants listed on the TSX. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares and warrants include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities. The price of the Company’s common shares and warrants are also likely to be significantly affected by short-term changes in gold, and, to a lesser extent, copper and silver, prices, by the Company’s financial condition or results of operations as reflected in its quarterly financial statements and by other operational and regulatory matters.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time may not accurately reflect New Gold’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Gold may in the future be the target

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of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Foreign Operations

The Company’s mining operations are currently conducted in Canada, the United States, Australia and Mexico. The Company also has development projects in Canada and a stream on gold production from a development project in Chile. As a result of its activities in multiple jurisdictions, the Company is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary for each country and include, but are not limited to: fluctuations in currency exchange rates; high rates of inflation; labour unrest; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain necessary governmental licenses and permits; illegal mining; corruption; higher rate of criminality; unstable or unreliable legal systems; changes in the taxation or royalty regimes; arbitrary changes in laws or policies; restrictions on foreign exchange and repatriation; limitations on exports and imports; changing political conditions, social unrest, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction; and other risks arising out of foreign sovereignty issues.

Changes, if any, in mining or investment laws or policies or shifts in political attitudes in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by:

•	government regulations including, but not limited to, restrictions on production, price controls, import or export controls, currency remittance, income taxes and other taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, permit requirements, land use, land claims of local people, water use and mine safety; and

•	the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability. Furthermore, in the event of a dispute arising from our activities, the Company may be subject to the exclusive jurisdiction of courts outside of Canada and the United States or may not be successful in subjecting persons to the jurisdiction of courts in Canada and the United States, either of which could unexpectedly and adversely affect the outcome of a dispute.

The Company faces challenges inherent in efficiently managing employees over large geographical distances, including the challenge of staffing and managing operations in several international locations and implementing appropriate systems, policies and compliance programs. These challenges may divert management’s attention, to the detriment of the Company’s operations in Canada. There can be no assurance that difficulties associated with the Company’s foreign operations can be successfully managed.

Government Regulation

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and

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protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing operations or development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on the Company’s results of operations or financial position, or could require abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities.

Permitting

The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining and renewing required permits or obtaining additional permits.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or receiving additional required permits. New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation.

It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. For example, there have been a number of challenges relating to the Company’s EIS for the Cerro San Pedro Mine. While a new EIS was granted for Cerro San Pedro Mine in August 2011, it is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life. In January 2015 the Municipality of Cerro de San Pedro advised that the issue of MSX’s annual license would be subject to numerous conditions the Company considered inappropriate. On February 3, 2015 the State Contentious and Administrative Tribunal granted MSX an injunction against the Municipality ensuring the continued operation of the mine pending the Tribunal’s ruling on the inappropriate conditions. Prior to the Tribunal making its ruling, the Municipality and MSX reached a settlement which resulted in the removal of the inappropriate conditions and the granting of MSX’s annual operations licences in May 2015. While the issues regarding the 2015 annual operations license have been resolved and the 2016 annual operations license has been issued, it is possible that authorizations required in the future, including the annual operations license, may also be subject to inappropriate conditions.

There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that

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required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. An inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits would materially reduce the Company’s production and cash flow and could undermine its profitability.

Dependence on New Afton Mine

The Company’s operations at the New Afton Mine in British Columbia accounted for approximately 24% of the Company’s gold production and 86% of its copper production in 2015 and are expected to account for approximately 25% of the Company’s gold production and 92% of its copper production in 2016. Also, in 2015 the New Afton Mine accounted for approximately 60% of the Company’s operating margin. Any adverse condition affecting mining or milling conditions at the New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the New Afton Mine for a substantial portion of its cash flow provided by operating activities.

Operating Risks

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected ground conditions or geologic formations, seismic activity, rock bursts, rock slides, cave-ins, slope or pit wall failures, flooding, fire, metal loses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact the drilling and removal of material, any of which could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of a production hoist, filter press, SAG mill or other equipment, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, interruptions in electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

Exploration and Development Risks

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial

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rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its partners will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company has two projects currently in the development phase: the Rainy River Project, which is in the construction stage, and the Blackwater Project, which is in the permitting stage. In addition, the Company may engage in expansion activities at its operating mines from time to time. Expansion projects, including expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, can have risks and uncertainties similar to development projects.

A project is subject to numerous risks during development including, but not limited to, the accuracy of Feasibility Studies, obtaining permits required to commence construction, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other Aboriginal groups, and financing risks. In particular, the Company is actively engaged in consultation with various First Nations and other Aboriginal groups in connection with the Rainy River Project and the Blackwater Project. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, unexpected ground conditions or other unforeseen development challenges, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the development of either of the Rainy River Project or the Blackwater Project will continue in accordance with current expectations or at all.

Construction Risks

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. Project development schedules are also dependent on obtaining the governmental approvals necessary for the

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operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. It is not unusual in the mining industry for new mining operations to experience construction challenges or delays and unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

The Rainy River Project is currently at the construction stage of its development. Given the inherent risks and uncertainties associated with the development of a new mine, there can be no assurance that the construction will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned.

Financing Risks

The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company, and, if raised by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production of any or all of the Company’s mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments and/or render such developments uneconomic.

Need for Additional Mineral Reserves and Mineral Resources

Because mines have limited lives based on proven and probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find and/or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is highly speculative in nature. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if reserves are mined without adequate replacement.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower

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grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to proven or probable Mineral Reserves.

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred Mineral Resources, there is no assurance that inferred Mineral Resources will be upgraded to proven or probable Mineral Reserves as a result of continued exploration.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

Title Claims and Rights of Indigenous Peoples

Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including Aboriginal and other indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition

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may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada, the United States, Australia, and Mexico in which title or other rights are claimed by indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Acquisition and Integration Risks

As part of its business strategy, New Gold has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of New Gold management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that New Gold will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

Environmental Risks

The Company is subject to environmental regulation in Canada, the United States, Australia and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality

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standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results of operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.

New Gold may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of New Gold’s properties have also been used for mining and related operations for many years before the Company acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks, discharges or contamination that may arise from its ongoing operations or other contingencies. The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.

Insurance and Uninsured Risks

New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to its properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may

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not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.

Reclamation Costs

The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. As at December 31, 2015, the total estimated undiscounted reclamation liability for New Gold’s operations was approximately $90.9 million. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds are generally issued under the Company’s credit facilities; increases in the amount of reclamation bonds will decrease the amount of the credit facility available for other purposes. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

Foreign Currency Exchange Rates

New Gold’s mineral properties are located in Canada, Australia, Mexico and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in United States dollars. The three main types of foreign exchange risk the Company faces are:

•	transaction exposure: New Gold’s operations sell commodities and incur costs in different currencies. Specifically, the Company’s revenues are denominated in United States dollars while most of the Company’s expenses are currently denominated in Canadian dollars, Australian dollars and Mexican pesos. This creates exposure at the operational level, which may affect its profitability as exchange rates fluctuate. The appreciation of non-United States dollar currencies against the United States dollar can increase the costs of production at New Gold’s mines, making those mines less profitable;

•	exposure to currency risk: New Gold is exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the United States dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt; and

•	translation exposure: New Gold’s functional and reporting currency is United States dollars. Certain of the Company’s operations have assets and liabilities denominated in currencies other than the United States dollar, with translation foreign exchange gains and losses included in these balances in the determination of profit or loss. Therefore, exchange rate movements in the Canadian dollar, Mexican peso and Australian dollar can have a significant impact on the Company’s consolidated operating results.

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As a result, fluctuations in currency exchange rates could significantly affect the Company’s business, financial condition, results of operations and liquidity.

Global Financial Conditions

Global financial conditions have been subject to continued volatility. Government debt, the risk of sovereign defaults, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. These severe disruptions in the credit and capital markets have had a negative impact on the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Company’s liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on the Company’s business.

Debt and Liquidity Risk

As at December 31, 2015, the Company had long-term debt comprised of two series of notes having an aggregate face value of $800 million. The Company’s ability to make scheduled payments of principal and interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not continue to generate cash flow from operations in the future sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase New Gold’s borrowing costs.

If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In order to provide the Company with additional financial flexibility in the event of a decline in metal prices and/or appreciation of the Canadian dollar, on February 17, 2016, New Gold amended the revolving credit facility to increase the maximum Leverage Ratio to 4.0 to 1.0 at the September 30, 2016 measurement date and to 4.5 to 1.0 for the three subsequent quarter-end measurement periods from the current ratio of 3.5 to 1.0. Thereafter, the maximum Leverage Ratio will return to 3.5 to 1.0. In addition, the terms of the Company’s 2020 Notes and 2022 Notes require the Company to satisfy various

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affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in the future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2020 Notes and/or the 2022 Notes and/or the stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations, as the case may be.

Taxation

New Gold has operations and conducts business in a number of different jurisdictions and is accordingly subject to the taxation laws of each such jurisdiction, as well as tax reviews and assessments in the ordinary course. Taxation laws are complex, subject to interpretation and subject to change. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect its profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Availability and Price of Inputs

Disruptions in the supply of products or services required for the Company’s activities could also adversely affect the Company’s operations, financial condition and results of operations. In particular, due to the limited number of suppliers of sodium cyanide in each jurisdiction in which the Company operates, a delay in supply, a force majeure event or a breach of contract by one of the Company’s sodium cyanide suppliers could result in delays in processing times which may adversely affect results of operations.

Mining operations and facilities are intensive users of electricity and carbon-based fuels. The Company is subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect its results of operations and financial condition.

The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect the Company’s results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

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Community relations and license to operate

The Company’s relationship with the host communities where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or New Gold’s operations or development activities specifically, could have an adverse effect on the Company’s reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and prospects. While New Gold is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Climate Change Risks

Many governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

In addition, the physical risks of climate change may also have an adverse effect on New Gold’s operations. These risks include:

•	Sea level rise: New Gold’s operations are not directly threatened by current predictions of sea level rise. All of the Company’s operations are located inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities, which are used to transport supplies, equipment and personnel to the Company’s operations and products from those operations to world markets.

•	Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at our mines. Where appropriate, the Company’s facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines due to extreme weather could result in production interruptions.

Labour and Employment Matters

Production at the Company’s mines and projects is dependent on the efforts of the Company’s employees and contractors. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. The conduct of the Company’s operations is dependent on access to skilled labour. Access to skilled labour may prove particularly challenging where mining operations are conducted in remote locations. Shortages of suitably qualified personnel could have a material adverse effect on the Company’s business and results of operations. Relations between the Company and its employees may be impacted by changes in the scheme of labour relations, which may be introduced by the relevant governmental authorities in the jurisdictions where the Company carries on business. New Gold has

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approximately 176 employees that belong to a union at the Cerro San Pedro Mine. Negotiations for a new collective agreement at the Cerro San Pedro Mine were successfully completed on February 19, 2016, and the new agreement will remain effective until February 19, 2017. In addition, we engage contractors who may have unionized employees. Adverse changes in the schemes of labour relations in different jurisdictions or in the relationship between the Company and its employees, or between the Company’s contractors and their respective employees, may have a material adverse effect on the Company’s business, results of operations and financial condition.

Litigation and Dispute Resolution

From time to time New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities, such as the construction of the Rainy River Project, may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition. See “Legal Proceedings and Regulatory Actions”.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, including Aboriginal land claims, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties, or the economics of its mineral properties may be impacted. An impairment to or defect in the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

Competition

The mining industry is competitive in all of its phases. New Gold faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than New Gold. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations and financial condition could be materially adversely affected.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a number of key personnel of the appropriate calibre as the business develops. New Gold’s success is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management, and the loss of one or more of such persons could

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have a material adverse effect on the Company. The Company does not maintain any key man insurance with respect to any of its officers or directors.

Hedging

From time to time the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, it may also prevent New Gold from benefiting fully from a positive price change.

Counterparty Risk

Counterparty risk is the risk to the Company that a party to a contract will default on its contractual obligations to the Company. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services; (iv) shipping service providers that move the Company’s material; (iv) the Company’s insurance providers; and (v) the Company’s lenders. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. This includes interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Other aspects of investment risk include credit risk (the risk of unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations) and liquidity risk (the risk that the Company has entered into an investment that cannot be closed out quickly). Although the factors that affect investment risk are outside the Company’s control, the Company limits investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Disclosure and Internal Controls

The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”). The Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

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The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

The Company may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosure. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting.

No evaluation can provide complete assurance that the Company’s financial and disclosure controls will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments.

Conflicts of Interest

Certain of New Gold’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on our business.

CORRUPTION AND BRIBERY LAWS

The Company’s operations are governed by, and involve interactions with, many levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations not only by its employees, but also by its contractors and third party agents. Although the Company has adopted steps to mitigate such risks, such measures may not always be effective in ensuring that the Company, its employees, contractors and third party agents will comply strictly with such laws. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations.

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INFORMATION SYSTEMS SECURITY THREATS

New Gold has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. New Gold’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information systems failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that New Gold will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

NOTES

7.00% Senior Notes due 2020

In April 2012, the Company issued an aggregate principal amount of $300 million 7.00% senior notes maturing on April 15, 2020 (“2020 Notes”). The 2020 Notes were issued pursuant to an indenture dated April 5, 2012, between the Company and Computershare Trust Company, N.A., as trustee (“2020 Note Indenture”). The 2020 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge.

Interest on the 2020 Notes is payable in arrears in equal semi-annual instalments on April 15 and October 15 each year. On or after April 15, 2016, the Company has the option to redeem the 2020 Notes at a price ranging from 103.5% to 100% of face value, with the rate decreasing based on the length of time the 2020 Notes are outstanding, and before April 15, 2016, the Company may redeem the 2020 Notes at 100% of face value plus a “make whole” premium.

The 2020 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2020 Notes will have the right to cause the Company to repurchase some or all of its 2020 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. In addition, the 2020 Note Indenture requires the Company to comply with certain reporting and other covenants.

6.25% Senior Notes due 2022

In November 2012, the Company issued an aggregate principal amount of $500 million 6.25% senior notes maturing on November 15, 2022 (“2022 Notes”). The 2022 Notes were issued pursuant to an indenture dated November 14, 2012, between the Company and Computershare Trust Company, N.A., as trustee (“2022 Note Indenture”). The 2022 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge.

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Interest on the 2022 Notes is payable in arrears in equal semi-annual instalments on May 15 and November 15 each year. On or after November 15, 2017, the Company has the option to redeem the 2022 Notes at a price ranging from 103.125% to 100% of face value, with the rate decreasing based on the length of time the 2022 Notes are outstanding, and before November 15, 2017, the Company may redeem the 2022 Notes at 100% of face value plus a “make whole” premium.

The 2022 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2022 Notes will have the right to cause the Company to repurchase some or all of its 2022 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. In addition, the 2022 Note Indenture requires the Company to comply with certain reporting and other covenants.

DIVIDENDS

To date, New Gold has not paid dividends on its shares. The Company currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its shares. Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value, of which 509,894,743 common shares were issued and outstanding at the close of business March 28, 2016. Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and, on the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights.

The Company also has options, warrants and notes outstanding. See the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2015 for additional information regarding the Company’s convertible securities.

On March 23, 2012, New Gold adopted a shareholder rights plan designed to ensure that, in the context of a formal takeover bid, the Company’s board of directors has additional time to explore and investigate alternatives to enhance shareholder value, including competing transactions that might emerge. An amended and restated shareholder rights plan agreement was approved by the shareholders of the Company on April 29, 2015 and is effective for a three-year period unless further extended.

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Ratings

Below are the ratings for New Gold’s corporate debt as at March 28, 2016:

•	Standard & Poor’s Ratings Services: B+ (Recovery Rating: 3)

•	Moody’s Investors Service: B2 (LGD4)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities; an indication of the likelihood of repayment for an issue of securities; and an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings are not assurances of credit quality or exact measures of the likelihood of default.

The information concerning our credit ratings relates to New Gold’s financing costs, liquidity and operations. The availability of funding options may be affected by certain factors, including the global capital market environment and outlook as well as the Company’s financial performance. New Gold’s ability to access capital markets at competitive rates is dependent on its credit rating and rating outlook, as determined by credit rating agencies such as S&P and Moody’s (both as defined below), and if the Company’s ratings were downgraded, financing costs and future debt issuances could be unfavourably impacted. A description of the rating agencies’ credit ratings listed above is set out below.

Standard & Poor’s Ratings Services (“S&P”) credit ratings are on a rating scale ranging from AAA to D, which represents the range from highest to lowest quality. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating is a forward looking opinion about credit risk and assesses the credit quality of the individual debt issue and the relative likelihood that the issuer may default. The B+ rating is ranked seventh out of S&P’s twelve major rating categories. According to the S&P rating system, an obligor of debt securities rated B+ has the capacity to meet its financial commitment on the debt security, however, adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. In addition, S&P uses a scale of 1+ to 6 for recovery ratings, which represent the range, from high to low, of the percentage of principal and unpaid accrued interest that an investor may expect to receive in the case of default. A “3” recovery rating ranks fourth out of S&P’s seven recovery rating categories, and indicates S&P’s expectation of meaningful (50% -70%) recovery in a default scenario.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. The generic rating classifications from Aa through Caa may be modified by the numerical modifiers 1, 2 and 3. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. According to Moody’s, a rating of B2 is the sixth highest of nine major categories. Obligations rated B2 are considered speculative and subject to high credit risk. In addition, Moody’s uses a loss given default (“LGD”) assessment scale of 1 to 6, which represents Moody’s opinion about expected loss, given default on fixed income obligations, expressed as a percent of principal and accrued interest at the resolution of the default. A LGD4 ranks fourth out of Moody’s six LGD assessment categories, and indicates a ≥50% to <70% difference between value received at default resolution and principal outstanding and accrued interest due at resolution.

The credit ratings for New Gold’s corporate debt are based on, among other things, information furnished to the above ratings agencies by the Company and information obtained by the ratings agencies from publicly available sources. The credit ratings are not recommendations to buy, sell or hold securities since such ratings do not comment as to market

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price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings given to New Gold’s corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this Annual Information Form. See also “Risk Factors”.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The common shares of the Company are listed and posted for trading on the TSX and the NYSE MKT in each case under the symbol “NGD”. The following table contains information relating to the trading of the common shares in Canadian dollars on the TSX for the months indicated.

2015	High (C$)	Low (C$)	Volume
January	6.04	4.54	32,902,450
February	5.54	4.25	30,961,597
March	5.04	4.05	21,066,396
April	4.77	3.84	25,203,215
May	4.25	3.76	64,097,296
June	4.08	3.28	28,119,307
July	3.78	2.65	32,539,741
August	3.34	2.52	31,102,099
September	3.44	2.69	31,173,152
October	4.07	2.87	36,094,047
November	3.31	2.69	25,459,822
December	3.50	2.93	31,004,268

The price of the common shares as quoted by the TSX at the close of business on December 31, 2015, the last trading day prior to year end, was C$3.22 and on March 28, 2016 was C$4.63.

Series A Warrants

The Company’s Series A Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.A”. Holders are entitled to purchase one common share for C$15.00 for each warrant held. These warrants expire June 28, 2017. As at March 28, 2016, there were 27,849,865 Series A Warrants outstanding. The following table contains information relating to the trading of the Company’s Series A Warrants in Canadian dollars on the TSX for the months indicated.

2015	High (C$)	Low (C$)	Volume
January	1.03	0.60	274,928
February	0.90	0.65	105,298
March	0.70	0.48	205,900
April	0.55	0.34	601,639
May	0.35	0.23	620,500
June	0.28	0.15	408,988
July	0.23	0.10	481,791
August	0.39	0.16	249,770

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2015	High (C$)	Low (C$)	Volume
September	0.37	0.21	112,675
October	0.32	0.20	387,498
November	0.21	0.08	1,906,103
December	0.11	0.04	7,059,239

The price of the Series A Warrants as quoted by the TSX at the close of business on December 31, 2015, the last trading day prior to year end, was C$0.06 and on March 28, 2016 was C$ 0.075.

DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 28, 2016 are set out below. In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their biographies.

As at March 28, 2016, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 15,070,255 common shares of the Company, representing approximately 2.96% of its issued and outstanding shares.

The term of each director of the Company expires at the annual general meeting of shareholders, where they can be nominated for re-election. The Company’s officers hold their respective offices at the discretion of the board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

DAVID EMERSON British Columbia, Canada Director since: July 1, 2012 Independent	David Emerson P.C., O.B.C. has had a long and distinguished career in public service at both the federal and provincial levels, as well as numerous leadership positions in the private sector. He has held a number of senior positions with the Government of Canada, including: Minister of Foreign Affairs, Minister of Industry and Minister of International Trade. In British Columbia, Mr. Emerson was the Province’s Deputy Minister of Finance, Secretary to Treasury Board, Deputy Minister to the Premier and Secretary to Cabinet. His roles in the private sector have included: President and CEO of Canfor Corporation; President and CEO of the Vancouver International Airport Authority; and Chairman and CEO of Canadian Western Bank. Mr. Emerson serves on the board of Stantec Inc. and he is currently Chair of the Board of Maple Leaf Foods Inc. In addition, he is Chairman of Global Container Terminals Inc., a private company providing container terminal services, and is Chair of the Board of the Asia Pacific Foundation. Mr. Emerson is a member of the Privy Council of Canada and a recipient of the Order of British Columbia. Mr. Emerson holds Bachelor and Masters Degrees in Economics from the University of Alberta and a Doctorate in Economics from Queens University. Mr. Emerson’s principal occupation is as a Corporate Director and Public Policy Advisor.

JAMES ESTEY Alberta, Canada Director since:	James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at

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July 8, 2008 Independent	A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada, and in January 2008, Mr. Estey assumed the role of Chairman. He serves on the board of Gibson Energy Inc. and is Chair of the Board of PrairieSky Royalty Ltd. Mr. Estey also serves on the Advisory Board of the Edwards School of Business. Mr. Estey’s principal occupation is as a Corporate Director.

ROBERT GALLAGHER British Columbia, Canada Director since: June 30, 2008 Non-Independent	Robert Gallagher has worked in the mining industry for over 40 years. He spent 15 years with Placer Dome Inc., and from August 2000 to December 2007 was with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific. Before the June 2008 business combination of Peak Gold Ltd., Metallica Resources Inc. and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold Ltd. from February 2008. In addition, Mr. Gallagher presently serves on the boards of Dynasty Gold Corp. and Southern Arc Minerals. Mr. Gallagher holds a Bachelor of Applied Science, Mineral Engineering from the University of British Columbia. Mr. Gallagher’s principal occupation is President and Chief Executive Officer of New Gold.

VAHAN KOLOLIAN Ontario, Canada Director since: June 1, 2009 Independent	Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). From 1990 to 2000, he was co-founder and President of Polar Capital Corporation. As part of his activities with TerraNova Partners, he serves as Chairman of one of TerraNova’s investees, Compact Power Equipment Centers LLC, a national U.S. company engaged in the rental of mobile equipment. Mr. Kololian also serves on the board of Lydian International Limited. Mr. Kololian is co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together and promote dialogue among Canadians of differing ethnicities whose homelands are in conflict with one another. Mr. Kololian holds a Bachelor of Arts from the University of Western Ontario and a Bachelor of Laws from the University of Ottawa. Mr. Kololian’s principal occupation is Managing Partner of TerraNova Partners LP.

MARTYN KONIG Jersey, United Kingdom Director since: June 1, 2009 Independent	Martyn Konig has over 35 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig’s principal occupation is Chief Investment Officer for T Wealth Management SA, a private multi-family office. Mr. Konig also has been the Chairman of Euromax Resources Ltd. since May 2012, and serves on the board of Nyrstar NV. Previously, Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

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PIERRE LASSONDE Ontario, Canada Director since: June 30, 2008 Independent	Pierre Lassonde is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation. Mr. Lassonde also serves on the board of directors of Enghouse Systems Limited. Mr. Lassonde is a Member of the Order of Canada and was inducted into the Canadian Mining Hall of Fame in 2013. Mr. Lassonde’s principal occupation is Chairman of Franco-Nevada Corporation.

RANDALL OLIPHANT Ontario, Canada Director since: June 1, 2009 Non- Independent	Randall Oliphant has worked in the mining industry in many capacities for 30 years. From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation, and since that time he has served on the boards of a number of public companies and not-for-profit organizations. In addition, Mr. Oliphant was the Chairman of Western Goldfields Inc. from 2006 until its business combination with New Gold in 2009, at which time he became the Executive Chairman of the combined company. Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, a leading private equity firm, and the board of directors of Franco-Nevada Corporation, WesternZagros Resources Ltd. and Newmarket Gold Inc. In addition, in 2013 Mr. Oliphant was elected as Chairman of the World Gold Council. Mr. Oliphant is a Chartered Professional Accountant, CA. Mr. Oliphant’s principal occupation is Executive Chairman of New Gold.

KAY PRIESTLY Utah, United States Director since: June 3, 2015 Independent	Ms. Priestly has over 35 years of experience in finance, accounting and executive management. She spent 24 years with Arthur Andersen LLP as a Certified Public Accountant where she provided auditing, tax and consulting services and held various senior leadership positions. She ultimately served on the firm’s global executive team as Managing Partner, People. From 2006 to 2014, Ms. Priestly held various executive positions with Rio Tinto and its affiliates, including Chief Financial Officer, Copper for Rio Tinto’s global copper product group from 2008 to 2012 and Chief Executive Officer of Turquoise Hill Resources Ltd. from 2012 to 2014. Ms. Priestly currently serves on the boards of directors of Stone Energy Corporation and FMC Technologies, Inc. She holds a Bachelor of Science, Accounting from Louisiana State University. Ms. Priestly’s principal occupation is as a Corporate Director.

RAYMOND THRELKELD North Carolina, United States Director since: June 1, 2009 Non- Independent	Raymond Threlkeld has over 30 years of mineral industry experience. From 2009 to 2013, Mr. Threlkeld was the President and Chief Executive Officer of Rainy River Resources Ltd. From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc. From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005, Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including in connection with the development of the Pierina Mine in Peru, the Bulyanhulu Mine

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in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience. In March 2014, Mr. Threlkeld was appointed Chair of the Board of Newmarket Gold Inc. Mr. Threlkeld holds a Bachelor of Science in Geology from the University of Nevada Mackay School of Earth Sciences and Engineering. Mr. Threlkeld’s principal occupation is a Corporate Director and consultant on natural resource development.

BRIAN PENNY Ontario, Canada Executive Vice President and Chief Financial Officer	Mr. Penny has been the Executive Vice President and Chief Financial Officer of the Company since June 2009. He was the Chief Financial Officer of Western Goldfields from 2006 to 2009. From 2005 to spring 2012, Mr. Penny was also the Chief Financial Officer of Silver Bear Resources Inc. From 2004, Mr. Penny was a Director of and chaired the Audit Committee of Equinox Minerals Limited until the acquisition of the company by Barrick in 2012. Mr. Penny was the Chief Financial Officer of Kinross Gold Corporation from 1993 to 2004. Mr. Penny is a Chartered Professional Accountant, CMA. Mr. Penny’s principal occupation is Executive Vice President and Chief Financial Officer of New Gold.

HANNES PORTMANN Ontario, Canada Executive Vice President, Business Development	Mr. Portmann has been working with mining companies in a financial capacity since his career began. He was the Vice President, Corporate Development of New Gold from January 2010 until December 2015, and before that he was the Director of Corporate Development from June 2009. Mr. Portmann was the Director of Corporate Development and Investor Relations of Western Goldfields Inc. from 2008 to May 2009. Before joining Western Goldfields, Mr. Portmann was part of the Merrill Lynch Investment Banking Mining Group, where he worked in an advisory role on merger and acquisition mandates as well as equity and debt offerings. Previously, Mr. Portmann held roles in both the assurance and advisory practices of PricewaterhouseCoopers LLP. Mr. Portmann holds a Bachelor of Science in Mining Engineering from Queen’s University, a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto and is a Chartered Professional Accountant, CA. Mr. Portmann’s principal occupation is Executive Vice President, Business Development of New Gold.

DAVID SCHUMMER Ontario, Canada Executive Vice President and Chief Operating Officer	Mr. Schummer spent 22 years at Newmont Mining Corporation, moving into progressively more senior operating roles, ultimately becoming the Senior Vice President of African Operations. While running Newmont’s African division, Mr. Schummer’s responsibilities included management of the successful development and start-up of the $1 billion Akyem open pit project which was delivered on time and on budget, as well as the operation of the Ahafo mine which produced over 500,000 ounces of gold in 2013. Prior to his time in Africa, Mr. Schummer was Newmont’s Vice President of North American Operations where he managed a group of eight operating mines, including both open pit and underground operations, which collectively produced approximately two million ounces of gold

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annually. Mr. Schummer’s principal occupation is Executive Vice President and Chief Operating Officer of New Gold.

LISA DAMIANI Ontario, Canada Vice President, General Counsel and Corporate Secretary	Ms. Damiani has been the Vice President, General Counsel and Corporate Secretary of New Gold since June 2013. Previously, she was engaged in the private practice of law at Davies Ward Phillips & Vineberg LLP from 2001 as a partner, and from 1999 to 2000 as an associate. Mr. Damiani has over 15 years' experience in corporate and securities law and mergers and acquisitions with a focus on the mining sector and has received extensive recognition in the industry. Ms. Damiani holds a Bachelor of Arts, a Bachelor of Laws and a Masters of Business Administration from the University of Toronto. Ms. Damiani’s principal occupation is Vice President, General Counsel and Corporate Secretary of New Gold.

JOHN MARSHALL British Columbia, Canada Vice President, Human Resources	Mr. Marshall has over 24 years’ experience in human resources spanning the mining, energy, semiconductor and banking industries. He was previously the Director of Worldwide Human Resource Operations for PMC-Sierra Inc. where he managed human resources operations for employees in over ten countries. Prior to PMC-Sierra, Mr. Marshall held various human resources roles at Duke Energy, Westcoast Energy and NatWest Group plc. Mr. Marshall holds a post-graduate diploma in personnel management from the University of Westminster, London, UK. Mr. Marshall’s principal occupation is Vice President, Human Resources of New Gold.

PETER MARSHALL British Columbia, Canada Vice President, Project Development	Mr. Marshall was appointed as Vice President, Project Development of New Gold in February 2014. Mr. Marshall was previously Project Director for the Blackwater project from June 2011, following the Company’s acquisition of Richfield. Before Richfield, Mr. Marshall was Senior Vice President, Project Development for Terrane Metals Inc. from April 2006 to November 2010, where he was responsible for managing the technical development of the Mt. Milligan project. Prior to Terrane, Mr. Marshall was employed for 17 years in the project development group of Placer Dome Inc. Mr. Marshall holds a Bachelor of Science in Civil Engineering from the University of British Columbia. Mr. Marshall’s principal occupation is Vice President, Project Development of New Gold.

MARK PETERSEN Colorado, United States Vice President, Exploration	Mr. Petersen is an economic geologist with over 30 years’ of experience in the mining industry. He has been the Vice President, Exploration of New Gold since 2008. Previously, Mr. Petersen held the position of Vice President of Exploration for Metallica Resources Inc., where he was responsible for directing the company’s exploration activities in U.S. and Latin America. Prior to his term with Metallica, Mr. Petersen held positions as an exploration geologist with Lac Minerals Inc. and predecessor companies Bond Gold Inc. and St. Joe Gold Inc. Mr. Petersen holds a Bachelor of Arts with a major in Geology from The College of Wooster, a Master of Science in Geology from Kent State University, and a Master of Business Administration from the University of Colorado. Mr. Petersen is also a Certified Professional Geologist with the American Institute of Professional Geologists and a

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Registered Member of the Society for Mining, Metallurgy and Exploration. Mr. Petersen’s principal occupation is Vice President, Exploration of New Gold.

Standing Committees of the Board

There are currently four standing committees of the board of directors: the Audit Committee, the Compensation Committee; the Corporate Governance and Nominating Committee, and the Health, Safety, Environment and Corporate Social Responsibility Committee. The following table identifies the members of each of these committees and indicates whether each committee member is considered independent or non-independent:

Board Committee	Committee Members	Status
Audit Committee	Kay Priestly (Chair)	Independent
	James Estey	Independent
	David Emerson	Independent
	Martyn Konig	Independent
Compensation Committee	Martyn Konig (Chair)	Independent
	James Estey	Independent
	Pierre Lassonde	Independent
Corporate Governance and Nominating Committee	David Emerson (Chair)	Independent
	Vahan Kololian	Independent
	Pierre Lassonde	Independent
Health, Safety, Environment and Corporate Social Responsibility Committee	Raymond Threlkeld (Chair)	Non-Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including New Gold) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, (i) is, or within ten years prior to the date of this Annual Information Form has been, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Kololian who was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on or about June 23, 2010; or (ii) has, within ten years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or

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insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Randall Oliphant and Pierre Lassonde are currently directors of Franco-Nevada Corporation which holds royalty interests in New Gold’s Mesquite Mine and Cerro San Pedro Mine. Mr. Oliphant and Raymond Threlkeld are both currently directors of Newmarket Gold Inc. The Company has adopted a Code of Business Conduct and Ethics that addresses potential conflicts of interest.

Audit Committee

Audit Committee Charter

The Company’s Audit Committee Charter is set out in full in Schedule A.

Composition of the Audit Committee

The following directors are members of the Audit Committee as at March 28, 2016:

Kay Priestly (Chair)	Independent (1)	Financially literate (2)
James Estey	Independent (1)	Financially literate (2)
David Emerson	Independent (1)	Financially literate (2)
Martyn Konig	Independent (1)	Financially literate (2)

(1)	A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

(2)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member relevant to the performance of his responsibilities as a member of the Audit Committee is described in their respective biographies set out under the heading “Directors and Officers” on page 71.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Committee has delegated to the Chair the authority to pre-approve proposals for non-audit related services to be provided by the Company’s auditors up to a value of C$100,000 per engagement, and to report any

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such approvals to the Committee as a whole at the next Committee meeting. The Chair of the Committee is responsible for proper implementation of and compliance with this policy. In accordance with this policy, 100% of external auditor services described below were pre-approved by the Audit Committee or the Chair of the Audit Committee. None of the audit-related services described below were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years are as follows:

Financial Years Ending December 31	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
2015	C$2,108,283	nil	C$23,895	C$25,000
2014	C$2,230,462	C$15,700	C$40,933	nil

(1)	The aggregate fees billed for the performance of the audit or review of the Company’s financial statements.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

Deloitte LLP is the independent registered public accounting firm that has been appointed as the external auditor of New Gold, and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, MSX. The Cerro San Pedro Mine has a history of ongoing legal challenges related to the EIS for the Mine. In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding land use in the area in which the Cerro San Pedro Mine is located, and which has had a history of ongoing legal challenges related to the EIS for the Mine. In April 2011, MSX filed a request for a new EIS based on the new Municipal Plan and on August 5, 2011, a new EIS was granted by SEMARNAT. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the Mine.

In January 2015, MSX was advised that the annual operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosí was subject to numerous conditions considered inappropriate by MSX. On February 3, 2015 the State Contentious and Administrative Tribunal granted MSX an injunction against the Municipality ensuring the continued operation of the mine pending the Tribunal’s ruling on the inappropriate conditions. Prior to the Tribunal making its ruling, the Municipality and MSX reached a settlement which resulted in the removal of the inappropriate conditions and the granting of MSX’s annual operations license in May 2015. While the issues relating to the 2015 annual operations license have been resolved and the 2016 annual operations license has been issued, it is possible that authorizations required in the future may also be subject to challenges or issues. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

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A contractor involved in the construction of the Rainy River Project has asserted various claims and potential claims against New Gold for work completed as at year end. In addition, one of that contractor’s subcontractors alleges that it is owed $2.5 million by the contractor, and filed a construction lien in respect of that claim February 1, 2016. The Company disputes the validity and/or quantum of the claims and potential claims asserted. The Company intends to vigorously defend itself against the claims that have no merit, and as of December 31, 2015 has accrued a loss of $3.0 million with respect to such asserted claims made by or related to this contractor.

In addition to the foregoing, the Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business, including without limitation the construction actions relating to the Rainy River Project. The Company cannot reasonably predict the likelihood or outcome of these actions.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, since January 1, 2013, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company. Mr. Raymond Threlkeld, a director of New Gold, was the President and Chief Executive Officer of RRRL from June 2009 to July 2013. Mr. Threlkeld tendered all RRRL shares held by him to the negotiated take-over bid made by New Gold during 2013 and consequently received 90,579 common shares of New Gold and $1,232,869 in accordance with the terms of New Gold’s bid. All out-of-the-money RRRL options held by Mr. Threlkeld were surrendered by him and cancelled by RRRL. In addition, Mr. Threlkeld received a payment of $3,070,250 from RRRL in connection with the termination of his employment following the change of control of RRRL, which amount was calculated in accordance with the terms of his employment agreement with RRRL. Mr. Threlkeld did not attend the portions of New Gold’s board meetings at which the acquisition of RRRL was discussed. See “General Development of the Business – Developments – Mines and Projects – Rainy River Project”.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or prior financial year which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

•	Indenture dated as of April 5, 2012 between New Gold Inc., the Guarantors (Metallica Resources Inc., Minera San Xavier S.A. de C.V., Peak Gold Ltd., Peak Gold Mines Pty Ltd., Rockcliff Group Limited, Western Goldfields Inc. and Western Mesquite Mines, Inc.), and Computershare Trust Company, N.A. (as Trustee) relating to the 7% Senior Notes due 2020. See “Notes” for more information.

•	Indenture dated as of November 14, 2012 between New Gold Inc., the Guarantors (Metallica Resources Inc., Minera San Xavier S.A. de C.V., Peak Gold Ltd., Peak Gold Mines Pty Ltd., Rockcliff Group Limited,

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Western Goldfields Inc. and Western Mesquite Mines, Inc.), and Computershare Trust Company, N.A. (as Trustee) relating to the 6.25% Senior Notes due 2022. See “Notes” for more information.

•	Credit Agreement dated as of August 14, 2014, as amended on November 4, 2015 and February 17, 2016, between New Gold Inc. (as borrower) and The Bank of Nova Scotia and RBC Capital Markets (as Co-Lead Arrangers and Joint Book Runners) and The Bank of Nova Scotia (as Administrative Agent) and Royal Bank of Canada (as Syndication Agent) and The Bank of Nova Scotia, Royal Bank of Canada, JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Bank of Montreal, Export Development Canada and Bank of America, N.A., Canada Branch (as Lenders) described under the heading “General Development of the Business - Developments - Financial”.

TECHNICAL REPORTS

Below are the titles, authors and dates of the most recent technical reports for each of New Gold’s material operating mines and development projects, which are all filed in accordance with NI 43-101 and available under the Company’s profile on SEDAR at www.sedar.com.

•	The most recent technical report on the New Afton Mine that is filed on SEDAR at www.sedar.com is titled “Technical Report on the New Afton Mine, British Columbia, Canada” dated March 23, 2015 by David W. Rennie, P. Eng, R. Dennis Bergen, P. Eng., and Holger Krutzelmann, P. Eng., for Roscoe Postle Associates Inc.

•	The most recent technical report on the Mesquite Mine that is filed on SEDAR at www.sedar.com is titled “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.” dated February 28, 2014 by Wayne W. Valliant, P. Geo., Kathleen A. Altman, P.E., and Richard J. Lambert, P.E., for Roscoe Postle Associates, Inc.

•	The most recent technical report on the Peak Mines that is filed on SEDAR at www.sedar.com is titled “Technical Report on the Peak Gold Mines, New South Wales, Australia”, dated March 25, 2013 by Richard J. Lambert, P.E. and Ian T. Blakely, P. Geo. for Roscoe Postle Associates, Inc.

•	The most recent technical report on the Blackwater Project that is filed on SEDAR at www.sedar.com is titled Blackwater Gold Project, British Columbia, NI 43-101 Technical Report on Feasibility Study” dated January 14, 2014 by Ronald G. Simpson, P. Geo., for GeoSim Services Inc.; Jay Horton, P.Eng. for Norwest Corporation; Bruno Borntraeger, P. Eng., for Knight Piesold Ltd.; and I.A. Lipiec, P. Eng., and Gary Christie, P. Eng., for Amec Americas Limited.

•	The most recent technical report on the Rainy River Project that is filed on SEDAR at www.sedar.com is titled “Feasibility Study of the Rainy River Project, Ontario, Canada dated February 14, 2014 by Colin Hardie, P. Eng., David Runnels, Eng., and Patrice Live, Eng., for BBA Inc.; Sheila E. Daniel, M.Sc., P. Geo., David G. Ritchie, P. Eng., and Adam Coulson, PhD., P.Eng., for AMEC; Glen Cole, P. Geo., and Dorota El-Rassi, P.Eng., for SRK Consulting (Canada) Inc.; and Colm Keogh, P.Eng., and Mo Molavi, P. Eng., for AMC Mining Consultants (Canada) Ltd.

None of the authors of the technical reports listed above held any securities of the Company or of any associate or affiliate of the Company when they prepared the applicable technical report or received any securities following the preparation of such report.

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QUALIFIED PERSON

Mark Petersen, Vice President, Exploration, of the Company, who is a Qualified Person as defined by NI 43-101, has reviewed and approved the technical and scientific disclosure contained in this Annual Information Form, including New Gold’s Mineral Reserve and Mineral Resource Estimates as at December 31, 2015. At no time has Mr. Petersen held an interest in the Company’s securities representing more than 1% of the Company’s issued and outstanding common shares.

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SCHEDULE A
Audit Committee Charter

1.	Purpose and Authority

The Audit Committee (“Committee”) is a committee of the Board of Directors (“the Board”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of New Gold Inc. (the “Company”), compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for the Company's external and internal audit processes including the external auditor’s qualifications, independence and performance.

The Committee shall have access to such officers and employees of the Company, its external auditor and its legal counsel as the Committee considers to be necessary or desirable in order to perform its duties and responsibilities. In addition, the Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisers retained by the Committee and to the external auditor engaged by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities, the Committee shall maintain open communication between the Company's external auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to review and ensure that the Company's financial disclosures are complete and accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.	Membership and Composition

The Committee shall consist of at least three independent directors who shall serve on behalf of the Board. The Board, at its organizational meeting held in conjunction with each annual general meeting of the Shareholders, shall appoint the members of the Committee for the ensuing year. Each member shall meet the independence, financial literacy and experience requirements of the TSX, the NYSE MKT and any other exchange upon which the securities of the Company may be listed to the extent required by the rules of such exchange, National Instrument 52-110 – Audit Committees, the U.S. Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934, and any other applicable regulatory bodies, as required. Each member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time in the preceding three years. The Board may, at any time and from time to time, remove or replace any member of the Committee, fill any vacancy in the Committee or add a member to the Committee.

Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the related notes, in accordance with International Financial Reporting Standards (“IFRS”) and at least one member of the Committee shall qualify and be designated as the Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and stock exchange rules.

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A majority of members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other, will constitute a quorum for a meeting of the Committee.

The Board will appoint one member of the Committee to act as the chair (“Chair”) of the Committee. In his or her absence, the Committee may appoint another person to act as chair of a meeting of the Committee provided a quorum is present. The Chair will appoint a secretary of the meeting, who need not be a member of the Committee and who will maintain the minutes of the meeting.

3.	Meetings

At the request of the external auditor, the Chair of the Board, the Chief Executive Officer (or person performing similar functions to a chief executive officer) (“CEO”) or the Chief Financial Officer (“CFO”) of the Company or any member of the Committee, the Chair of the Committee will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the CFO, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet regularly and at least on a quarterly basis. The Committee shall hold in camera sessions without the presence of management after each meeting.

4.	Duties and Responsibilities

The Committee shall take charge of all responsibilities imparted on an audit committee of the Company, as they may apply from time to time, under the Business Corporations Act (British Columbia), National Instrument 52-110 – Audit Committees, the U.S. Sarbanes Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934, and stock exchange rules. The duties and responsibilities of the Committee include the following:

4.1	Financial Reporting and Disclosure

a.	Review and discuss with management and the external auditor at the completion of the annual examination:

i.	the Company's audited financial statements and related notes;

ii.	the external auditor's audit of the financial statements and their report;

iii.	any significant changes required in the external auditor's audit plan;

iv.	any serious difficulties or disputes with management encountered during the course of the audit; and

v.	other matters related to the conduct of the audit which are to be communicated to the Committee under IFRS.

b.	Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.

c.	Review and discuss with management, prior to their public disclosure, the annual reports, quarterly reports, Management’s Discussion and Analysis (“MD&A”), earnings press releases and any other material disclosure documents containing or incorporating by reference audited or unaudited financial statements of the Company and, if thought advisable, provide their recommendations on such documents to the Board.

d.	Review and discuss with management any guidance being provided to shareholders on the expected earnings of the Company and, if thought advisable, provide their recommendations on such documents to the Board.

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e.	Inquire of the auditors regarding the quality and acceptability of the Company's accounting principles and estimates, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

f.	Review the Company's compliance with any policies and reports received from regulators. Discuss with management and the external auditor the effect on the Company's financial statements of significant regulatory initiatives.

g.	Meet with the external auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Committee.

h.	Ensure that management has the proper and adequate systems and procedures in place for the review of the Company's financial statements, financial reports and other financial information including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Committee shall periodically assess the adequacy of such procedures.

i.	Review with the Company's counsel, management and the external auditor any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company's financial statements or compliance policies.

j.	Based on discussions with the external auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on SEDAR and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

4.2	External Auditor

a.	Be responsible for recommending to the Board the appointment of the Company's external auditor and for the compensation, retention and oversight of the work of the external auditor engaged by the Company. The external auditor shall report directly to the Committee. The Committee shall be responsible to resolve disagreements, if any, between management and the external auditor regarding financial reporting.

b.	Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

c.	Confirm with the external auditor and receive written confirmation at least once per year as to the external auditor's internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the external auditor.

d.	Take reasonable steps to confirm at least annually the independence of the external auditor, which shall include:

i.	ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with IFRS, and determine that they satisfy the requirements of all applicable securities laws,

ii.	considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor, and

iii.	approving in advance any audit or permissible non-audit related services provided by the external auditor to the Company with a view to ensuring independence of the external auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable

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securities laws with respect to approval of non-audit related serviced performed by the external auditor.

e.	Approve the lead audit partner for the Company's external auditor, confirm that such lead partner has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

f.	Review and approve the Company's hiring policies regarding partners, employees and former employees of the present and former external auditors of the Company.

4.3	Internal Controls and Audit

a.	Review and assess the adequacy and effectiveness of the Company's systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

b.	Assess the requirement for the appointment of an internal auditor for the Company.

c.	Review disclosures made to the Committee by the Company's CEO and CFO during their certification process required under applicable Canadian and United States securities laws. Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company's internal controls.

4.4	General

a.	Unless otherwise delegated to another committee by the Board, conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of "related party transactions" as such term is defined in applicable securities laws, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

b.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

c.	Conduct or authorize investigations into any matter within the scope of this Charter. The Committee may request that any officer or employee of the Company, its external legal counsel or its external auditor attend a meeting of the Committee or meet with any member(s) of the Committee.

d.	Review the qualifications of the senior accounting and financial personnel.

e.	Enquire of management and the external auditor regarding significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

f.	Perform any other activities consistent with this Charter, the Company's Articles and governing law, as the Committee or the Board deems necessary or appropriate.

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4.5	Oversight Function

While the Committee has the responsibilities and powers set out in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditor. The Committee and the Chair and any members of the Committee identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are not specifically accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a member of the Committee who is identified as having accounting or related financial expertise, like the role of all members of the Committee, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

5.	Chair of the Committee

The Chair of the Committee:

a.	provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

b.	chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

c.	ensures that the Committee meets on a regular basis and at least quarterly;

d.	in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

e.	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board and any other parties as applicable;

f.	acts as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

g.	reports annually to the Board on the role of the Committee and the effectiveness of the Committee’s role in contributing to the objectives and responsibilities of the Board as a whole;

h.	ensures that the members of the Committee understand and discharge their duties and obligations;

i.	fosters ethical and responsible decision making by the Committee and its individual members;

j.	together with the Corporate Governance and Nominating Committee, oversees the structure, composition, membership and activities delegated to the Committee from time to time;

k.	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

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l.	facilitates effective communication between members of the Committee and management;

m.	addresses, or causes to be addressed, all concerns communicated to him or her under the Company’s Whistleblower Policy or Code of Conduct; and

n.	performs such other duties and responsibilities as may be delegated to the Chair of the Committee by the Board from time to time.

This Charter will be reviewed annually and any recommended changes will be submitted to the Board for approval.

Reviewed and approved by the Board on February 17, 2016

A-6

SCHEDULE B
DEFINITIONS

Unless otherwise defined, technical terms used in this Annual Information Form have the following meanings. CIM Standards definitions are marked with an asterisk (*).

Term	Definition
atomic absorption (AA)	A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state.
alluvial	Material which has been placed by the action of surface water.
alteration	Change in the mineralogical composition of a rock, typically brought about by the action of hydrothermal solutions.
andesite	An extrusive igneous, volcanic rock of intermediate composition, with aphanitic to porphyritic texture.
assay	Analysis to determine the amount or proportion of the element of interest contained within a sample.
ball mill	A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.
batholith	A very large igneous intrusion extending deep in the earth's crust.
block cave	Used to mine massive, steeply-dipping ore bodies. An undercut with haulage access is driven under the ore body, with "drawbells" excavated between the top of the haulage level and the bottom of the undercut. The drawbells serve as a place for caving rock to fall into. The ore body is drilled and blasted above the undercut, and the ore is removed via the haulage access.
block model	A three-dimensional model that forms the basic framework of a mineral resource estimate.
bornite	A brittle reddish-brown crystalline mineral with an iridescent purple tarnish, consisting of a sulphide of copper and iron.
breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.
bullion	Gold or silver in bulk before coining, or valued by weight.
by-product	A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.
calc-alkalic	Rocks are rich in alkaline earths (magnesia and calcium oxide) and alkali metals and make up a major part of the crust of the earth's continents.

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Term	Definition
carbon-in-leach (CIL)	A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.
Cenozoic	The current and most recent of the three Phanerozoic geological eras, following the Mesozoic Era and covering the period from about 65 million years ago to the present.
chalcocite	A dark gray mineral that is an important ore of copper.
chalcopyrite	A copper mineral composed of copper, iron and sulphur. It tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
concentrate	A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
core	Cylindrical rock cores produced by diamond drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cores and lift them to the surface to be examined.
Cretaceous	A geologic period and system from circa 145 to 66 million years ago. The Cretaceous follows the Jurassic period and is followed by the Paleogene period of the Cenozoic era. It is the last period of the Mesozoic Era, and, spanning 80 million years, the longest period of the Phanerozoic Eon.
crushing	Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.
crust	The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle.
cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.
decline	A downward inclined underground tunnel.
deformation	Change in the form or in the dimensions of a body produced by stress.
Devonian	A geologic period and system of the Paleozoic Era spanning from the end of the Silurian Period, about 419 million years ago, to the beginning of the Carboniferous Period, about 359 million years ago.
differential flotation	Process of separation of a complex ore into two or more mineral components and gangue by flotation.
dilution	The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.
diorite	A grey to dark grey intermediate intrusive igneous rock composed principally of plagioclase feldspar (typically andesine), biotite, hornblende, and/or pyroxene.

B-2

Term	Definition
doré	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
drift	A horizontal tunnel generally driven within or alongside an ore body and aligned parallel to the long dimension of the ore.
ejido	In Mexico, a piece of land farmed communally under a system supported by the state.
electrowinning	Recovery of a metal from a solution by means of electro-chemical processes.
Eocene	A major division of the geologic timescale and the second epoch of the Paleogene Period in the Cenozoic Era. The Eocene spans the time from the end of the Palaeocene Epoch to the beginning of the Oligocene Epoch. The start of the Eocene is marked by the emergence of the first modern mammals.
epithermal	A hydrothermal mineral deposit formed within about one kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins.
fault	A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.
Feasibility Study	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.
felsic	Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminium, sodium, and potassium.
fire assay	Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis.
flotation	A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink.
formation	Unit of sedimentary rock of characteristic composition or genesis.
geophysical survey	Exploration activity mapping an area showing the physics of the earth.
grade	The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals.
granite	A very hard, granular, crystalline, igneous rock consisting mainly of quartz, mica, and feldspar and often used as a building stone.
grinding (milling)	Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.
heap leaching	A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

B-3

Term	Definition
hectares	A metric unit of area measuring 100 metres by 100 metres.
hedging	Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.
Indicated Mineral Resource*	The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.
Inferred Mineral Resource*	The part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
infill	The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.
intrusive	Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface.
lode	A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.
low-grade	Descriptive of ores relatively poor in the metal they are mined for; lean ore.
mafic	A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks.
Measured Mineral Resource*	The part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
metamorphism	The process by which the form or structure of rocks is changed by heat and pressure.
mill	A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling).

B-4

Term	Definition
mineral claim / property / concession	Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.
Mineral Reserve*	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.
Mineral Resource*	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.
Modifying Factors	Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
muscovite	A phyllosilicate mineral of aluminium and potassium. It has a highly-perfect basal cleavage yielding very thin sheets, which are often highly elastic.
NI 43-101	Canadian National Instrument NI 43-101 - Standards of Disclosure for Mineral Projects.
open-pit mine	A mine where materials are removed entirely from a working that is open to the surface.
ore	Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
oxidation	Reaction of a material with an oxidizer such as pure oxygen or air in order to alter the state of the material.
oxide ore	Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.
Paleozoic	An era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles.

B-5

Term	Definition
preliminary economic assessment (PEA)	A study, other than a Pre-Feasibility Study or Feasibility Study, which includes an economic analysis of the potential viability of Mineral Resources. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.
Pre-Feasibility Study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.
Probable Mineral Reserve*	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
Proven Mineral Reserve*	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”
pyroclastic	Rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.
pyrrhotite	A brownish yellow iron sulphide mineral.
Qualified Person*	An individual who (i) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining; (ii) has at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (iii) has experience relevant to the subject matter of the mineral project and the technical report; (iv) is in good standing with a professional association; (v) and in the case of a professional association in a foreign jurisdiction, has a membership designation that (a) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (1) a favourable confidential peer evaluation of the individual’s character, professional judgment, experience, and ethical fitness; or (2) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

B-6

Term	Definition
quality assurance and quality control (QA/QC)	The process of measuring and assuring product quality to meet consumer expectations.
reclamation	The restoration of a site after mining or exploration activity is completed.
reclamation and closure costs	The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.
recovered grade	Actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.
recovery	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
refining	The final stage of metal production in which impurities are removed from the molten metal.
refractory material	Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment.
reverse circulation	A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.
run-of-mine (ROM)	Ore in its natural, unprocessed state; pertaining to ore just as it is mined.
sample	A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying.
scoping study	A technical and economic study conducted to investigate the approximate economics and viability of various development options for the mining and treatment of a mineral deposit.
sedimentary rocks	Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.
semi-autogenous (SAG) mill	A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground with the action of large lumps of rock and steel balls.
shaft	A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.
shear zone	A geological term used to describe a geological area in which shearing has occurred on a large scale.
silica	The dioxide of silicon occurring in crystalline, amorphous, and impure forms (as in quartz, opal, and sand respectively). Used to manufacture a wide variety of materials, especially glass and concrete.
sphalerite	A zinc mineral which is composed of zinc and sulphur.

B-7

Term	Definition
stock	A magma that has intruded into pre-existing rock in a columnar shape, typically a kilometre or more in diameter.
stockpile	Broken ore heaped on the surface, pending treatment or shipment.
stockwork	A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
tailings storage facility	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.
terrane	Area of land of a particular character, e.g., mountainous, swampy.
tonne	Metric unit of mass equaling 1,000 kilograms or 2,240 pounds. Called a "long ton."
ton	Unit of weight equaling 2,000 pounds. Called a "short ton."
tuff	Rock composed of fine volcanic ash.
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
volcanics	A general collective term for extrusive igneous and pyroclastic material and rocks.

B-8

SCHEDULE C
ABBREVIATIONS AND MEASUREMENT CONVERSION

Unless otherwise defined, abbreviations used in this Annual Information Form have the following meanings:

μ	micron
AA	Atomic Absorption
Ag	Silver
Au	Gold
°C	degree celsius
°F	degree fahrenheit
μg	microgram
cm	centimetre
cm2	square centimetre
Cu	Copper
ft	foot
g	gram
G	giga (billion)
Gwh	gigawatt-hour
HQ	diamond drill core measuring 2.5 inches in diameter (6.35 centimetres)
hr or h	hour
ha	Hectare (1 hectare is equal to 0.01 km2)
ICP	Induction Coupled Plasmaspectrometry
in	inch
IRR	internal rate of return
J	joule
K	kilo (thousand)
kg	kilogram
km	kilometre
km2	kilometres squared
L	litre
lb	pound
m	metre
m2	metres squared
M	mega (million)
mm	millimetre
MW	megawatt
MWh	megawatt-hour
NPV	net present value.
NQ	diamond drill core measuring 1.78 inches in diameter (4.5 centimetres)
NSR	net smelter return
opt, oz/st	ounce per short ton
oz	Troy ounce/ounce (31.1035g)
Pb	Lead

C-1

PQ	diamond drill core measuring 3.35 inches in diameter (8.5 centimetres)
RC	reverse circulation
RL	relative elevation
s	second
st	short ton (one short ton equals 0.907 metric tonnes)
stpa	short ton per year
stpd	short ton per day
t	metric tonne (one metric tonne equals 1.102 short tons)
tpa/tpy	metric tonne per year
tpd	metric tonne per day
V	volt
W	watt
yd	yard
Zn	Zinc

The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	4046.9 m2
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

C-2

SCHEDULE D
EXCHANGE RATE AND METAL PRICE INFORMATION

Exchange Rate

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar (noon) for each of the three years ended December 31, 2015, 2014 and 2013, as quoted by the Bank of Canada, were as follows:

	2015	2014	2013
High	1.3990	1.1643	1.0697
Low	1.1728	1.0614	0.9839
Average (1)	1.2767	1.1045	1.0299
Closing	1.3825	1.1601	1.0636

(1) Calculated as an average of the daily noon rates for each period.

On March 28, 2016, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1 = C$1.3184 and C$1= US$0.7585.

Gold Prices

The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2015, 2014 and 2013, as quoted by the London Bullion Market Association (“LBMA”), were as follows:

	2015 ($)	2014 ($)	2013 ($)
High	1,296	1,385	1,694
Low	1,049	1,142	1,192
Average	1,160	1,266	1,411
Closing	1,060	1,206	1,205

On March 24, 2016, the closing afternoon LBMA gold price per troy ounce, as quoted by the London Bullion Market Association, was $1,221.

Silver Prices

The high, low, average and closing silver prices per troy ounce for each of the three years ended December 31, 2015, 2014 and 2013, as quoted by the London Bullion Market Association, were as follows:

	2015 ($)	2014 ($)	2013 ($)
High	18.23	22.05	32.23
Low	13.71	15.28	18.61
Average	15.68	19.08	23.79
Closing	13.82	15.97	19.50

On March 24, 2016, the closing LBMA silver price per troy ounce, as quoted by the London Bullion Market Association, was $15.28.

D-1

Copper Prices

The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2015, 2014 and 2013, as quoted by the London Metal Exchange, were as follows:

	2015 ($)	2014 ($)	2013 ($)
High	2.92	3.37	3.74
Low	2.05	2.86	3.01
Average	2.49	3.11	3.32
Closing	2.13	2.88	3.35

On March 24, 2016, the closing official cash settlement copper price per pound, as quoted by the London Metal Exchange, was $2.24.

D-2